      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1995


                                                               FILE NO. 33-58293
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                      OHIO
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                   34-0150020
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                    55 Public Square, Cleveland, Ohio 44101
                                 (216) 622-9800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           JANIS T. PERCIO, Secretary
                        c/o Centerior Energy Corporation
                                P. O. Box 94661
                           Cleveland, Ohio 44101-4661
                                 (216) 447-3100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

                                   COPIES TO:

                           TERRENCE G. LINNERT, Esq.
                          Centerior Energy Corporation
                                 P.O. Box 94661
                           Cleveland, Ohio 44101-4661
                             ROBERT A. WEIBLE, Esq.
                               Baker & Hostetler
                           3200 National City Center
                             Cleveland, Ohio 44114

                               ------------------


                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                                   PROPOSED         PROPOSED
    TITLE OF EACH CLASS OF        AMOUNT TO    MAXIMUM OFFERING MAXIMUM AGGREGATE     AMOUNT OF
 SECURITIES TO BE REGISTERED    BE REGISTERED   PRICE PER UNIT   OFFERING PRICE  REGISTRATION FEE
- ------------------------------
First Mortgage Bonds            $300,000,000         100%*        $300,000,000*     $103,449**


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 *Estimated solely for the purpose of determining the registration fee.

**$51,724.50 of this fee was previously paid.



Amending the Prospectus and Part II and filing an exhibit.

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                               ------------------

                             CROSS REFERENCE SHEET

                      FORM S-2 ITEM                            LOCATION IN PROSPECTUS
     -----------------------------------------------  -----------------------------------------

 1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.........  Facing Page of the Registration
                                                      Statement, Cross Reference Sheet and
                                                      Outside Front Cover Page

 2.  Inside Front and Outside Cover Pages of
     Prospectus.....................................  Inside Front Cover Page

 3.  Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges......................  Summary Information, Investment
                                                      Considerations and The Company

 4.  Use of Proceeds................................  Use of Proceeds

 5.  Determination of Offering Price................  Not Applicable

 6.  Dilution.......................................  Not Applicable

 7.  Selling Security Holders.......................  Not Applicable

 8.  Plan of Distribution...........................  Underwriting

 9.  Description of Securities to be Registered.....  Description of New Bonds

10.  Interests of Named Experts and Counsel.........  Legal Opinions and Experts

11.  Information with Respect to the Registrant.....  Summary Information, The Company and
                                                      Financial Statements

12.  Incorporation of Certain Information by
     Reference......................................  Incorporation of Certain Documents by
                                                      Reference

13.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities....................................  Not Applicable

                                  $300,000,000


                  The Cleveland Electric Illuminating Company


                 FIRST MORTGAGE BONDS, 9 1/2% SERIES DUE 2005-B

                               ------------------

                    Interest payable May 15 and November 15

                               ------------------

 THE FIRST MORTGAGE BONDS, 9 1/2% SERIES DUE 2005-B (THE "NEW BONDS") WILL BE
  REDEEMABLE AT THE OPTION OF THE COMPANY, IN WHOLE OR IN PART, AT ANY TIME
      ON OR AFTER MAY 15, 2002, UPON NOT LESS THAN 30 DAYS' NOTICE AT A REDEMPTION PRICE EQUAL TO 100.00% OF THE PRINCIPAL AMOUNT THEREOF,
           PLUS ACCRUED INTEREST. SEE "DESCRIPTION OF NEW BONDS --
           REDEMPTION" HEREIN. THE NEW BONDS WILL BE ISSUED ONLY IN
                    BOOK-ENTRY FORM THROUGH THE FACILITIES
                       OF THE DEPOSITORY TRUST COMPANY.

                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                                     A CRIMINAL OFFENSE.
                               ------------------
PROSPECTIVE PURCHASERS OF THE NEW BONDS SHOULD BE AWARE OF CERTAIN
     INVESTMENT CONSIDERATIONS IN EVALUATING AN INVESTMENT IN THE NEW
                     BONDS. SEE "INVESTMENT CONSIDERATIONS" HEREIN.
                               ------------------

                   PRICE 99.808% AND ACCRUED INTEREST, IF ANY

                               ------------------


                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                           PUBLIC(1)           COMMISSIONS(2)        COMPANY(1)(3)
                                       ------------------    ------------------    ------------------
Per Bond...........................         99.808%                2.000%               97.808%
Total..............................       $299,424,000           $6,000,000           $293,424,000


- ---------------

    (1) Plus accrued interest, if any, from May 16, 1995.


    (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


    (3) Before deduction of estimated expenses of $317,000 payable by the Company.


                               ------------------


     The New Bonds are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Baker & Hostetler, counsel for the Underwriters. It is expected that delivery of the New Bonds will be made on or about May 16, 1995, through the book-entry facilities of the Depository Trust Company against payment therefor in immediately available funds.

                               ------------------

MORGAN STANLEY & CO.                                             LEHMAN BROTHERS
       Incorporated


May 9, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    3
Incorporation of Certain Documents by Reference.......................................    3
Summary Information...................................................................    5
Investment Considerations.............................................................    8
Use of Proceeds.......................................................................   10
Capitalization........................................................................   11
Selected Financial Information........................................................   12
The Company...........................................................................   13
  General.............................................................................   13
  Strategy............................................................................   13
  Competition.........................................................................   14
  Sales of Electricity................................................................   15
  Rate and Regulatory Matters.........................................................   15
  1995 Rate Requests..................................................................   16
  Fuel Supply.........................................................................   16
  Nuclear Units.......................................................................   17
  Construction Program................................................................   19
  Regulation..........................................................................   20
  Properties..........................................................................   21
  Legal Proceedings...................................................................   21
Proposed Merger Between the Company and Toledo Edison.................................   21
Description of New Bonds..............................................................   26
Legal Opinions........................................................................   32
Experts...............................................................................   32
Underwriting..........................................................................   33
Index to Financial Statements.........................................................  F-1


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NEW BONDS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Cleveland Electric Illuminating Company ("Company") is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at its regional offices located at 500 West Madison, 14th Floor, Chicago, IL 60661-2511 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office. Such material can also be inspected at the New York Stock Exchange.

     The Company has filed with the SEC a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933 ("Securities Act") with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information set forth in the Registration Statement as permitted by the rules and regulations of the SEC. For further information, reference is made to the Registration Statement, including the exhibits filed therewith.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates in this Prospectus by reference the following documents heretofore filed with the SEC, pursuant to the Exchange Act, to which reference hereby is made:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 ("Form 10-K").

             The report of Arthur Andersen LLP on the consolidated financial statements and schedule of the Company as of December 31, 1994 and for the three years then ended, included in the Form 10-K and incorporated by reference in this Prospectus, includes an explanatory paragraph that describes a change made in the method of accounting for postretirement benefits other than pensions in 1993, as discussed in Note 9 to the financial statements.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF THE DOCUMENT REFERRED TO ABOVE WHICH HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENT UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO JANIS T. PERCIO, SECRETARY, THE CLEVELAND ELECTRIC ILLUMINATING COMPANY, C/O CENTERIOR ENERGY CORPORATION, P.O. BOX 94661, CLEVELAND, OH 44101-4661, OR TELEPHONE (216) 447-3100.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                              SUMMARY INFORMATION

THE FOLLOWING MATERIAL IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

                                  THE COMPANY

     The Company, which was incorporated under the laws of the State of Ohio in 1892, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. The Company also provides electric energy at wholesale to other electric utility companies and to two municipal electric systems in its service area. The Company serves approximately 747,000 customers and derives approximately 77% of its total electric retail revenue from customers outside the City of Cleveland. Principal industries served by the Company include those producing steel and other primary metals; automotive and other transportation equipment; chemicals; electrical and nonelectrical machinery; fabricated metal products; and rubber and plastic products. Nearly all of the Company's operating revenues are derived from the sale of electric energy. The Company's energy sources for 1994 consisted of 67% coal and 33% nuclear. At December 31, 1994, the Company had 3,547 employees.

     The Company and The Toledo Edison Company ("Toledo Edison") are wholly owned electric utility subsidiaries of Centerior Energy Corporation ("Centerior Energy"). See "Proposed Merger Between the Company and Toledo Edison" for a discussion of the planned merger of Toledo Edison into the Company.

     In January 1994, the Company, Centerior Energy and Toledo Edison announced a comprehensive strategic action plan ("Strategic Plan") to strengthen their financial and competitive position through the year 2001. The Strategic Plan objectives include achieving profitable revenue growth, becoming industry leaders in customer satisfaction and attaining increasingly competitive power supply costs. The attainment of such objectives would allow the companies to significantly reduce fixed-income obligations while maximizing share owner return.

     During 1994, the Company, Centerior Energy and Toledo Edison made significant strides in achieving the objectives of the Strategic Plan. In February 1994, Centerior Energy reduced its quarterly common stock dividend from $.40 per share to $.20 per share, which reduced its cash outflow by over $110,000,000 annually. The Company's operation and maintenance expenses were reduced by approximately $71,000,000 from 1993 due to aggressive cost reduction measures. The Company also reduced its fixed-income obligations by $77,000,000 in 1994. In addition, the Company and Toledo Edison initiated a marketing plan designed to increase total retail revenues by 2-3% annually through 2001.

                                  THE OFFERING


Securities to be Offered........... $300,000,000 principal amount of First Mortgage Bonds,
                                   9 1/2% Series due 2005-B ("New Bonds").

Interest Payment Dates............. May 15 and November 15, commencing November 15, 1995.

Maturity........................... May 15, 2005.

Redemption......................... The New Bonds will be redeemable at any time or from time to time on or after May 15, 2002, at the option of the
                                   Company, in whole or in part at a redemption price equal
                                   to 100.00% of the principal amount thereof, plus accrued
                                   interest to the date of redemption. See "Description of
                                   New Bonds -- Redemption".

Security........................... The New Bonds and all of the Company's first mortgage bonds of other series currently outstanding and hereafter
                                   issued under the First Mortgage (as defined under
                                   "Description of New Bonds -- General") will be secured
                                   equally and ratably (except as to any sinking or analogous fund established for any particular series of first
                                   mortgage bonds) by a valid and perfected first lien,
                                   subject only to certain permitted liens and other
                                   encumbrances, on substantially all the property owned and
                                   franchises held by the Company, with certain exceptions.
                                   See "Description of New Bonds -- Security".

Limitations on the Issuance of
  Additional First Mortgage        The First Mortgage contains certain limitations on the
  Bonds............................ amount of additional first mortgage bonds that may be issued. See "Description of New Bonds -- Issuance of
                                   Additional First Mortgage Bonds".

Use of Proceeds.................... To reimburse the Company for cash expended in the optional redemption of $26,000,000 of first mortgage bonds or to
                                   repay any short-term debt incurred in connection
                                   therewith, to help fund required sinking fund payments and maturing securities in 1995 and for general corporate
                                   purposes. See "Use of Proceeds".

                         SUMMARY FINANCIAL INFORMATION

                                                                 YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------
                                            1990           1991           1992           1993           1994
                                         ----------     ----------     ----------     ----------     -----------
                                                                 (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA
Operating Revenues...................    $1,691,159     $1,825,738     $1,743,167     $1,751,330     $1,698,021
Operating Income.....................    $  346,381     $  415,690     $  383,534     $  222,941     $  396,009
Deferred Carrying Charges, Net (a)...    $  161,598     $   87,615     $   59,112     $ (487,410)    $   25,369
Write-off of Perry Nuclear Power
  Plant Unit 2.......................            --             --             --     $ (350,537)            --
Income (Loss) Before Interest
  Charges............................    $  493,945     $  492,655     $  448,031     $ (347,193)    $  427,456
Interest Charges.....................    $  251,617     $  246,497     $  243,092     $  239,954     $  242,025
Earnings (Loss) Before Interest
  Charges, Income Taxes, Depreciation
  and Amortization ("EBITDA") (b)....    $  758,971     $  793,361     $  721,993     $ (413,594)    $  708,083
Net Income (Loss)....................    $  242,328     $  246,158     $  204,939     $ (587,147)    $  185,431
Ratio of Earnings to Fixed Charges
  (c)................................          1.94           2.08           1.89             --(d)        1.81
Ratio of EBITDA to Interest
  Charges............................          3.02           3.22           2.97             --           2.93
BALANCE SHEET DATA
  Total Assets.......................    $7,820,759     $7,942,182     $8,122,723     $7,159,173     $7,150,640
  Long-Term Debt.....................    $2,631,911     $2,682,805     $2,515,436     $2,793,162     $2,543,036
  Preferred Stock
    With Mandatory Redemption
      Provisions.....................    $  171,162     $  268,368     $  313,818     $  285,225     $  245,971
    Without Mandatory Redemption
      Provisions.....................    $  217,334     $  217,334     $  144,021     $  240,871     $  240,871
  Common Stock Equity................    $1,884,258     $1,897,401     $1,864,988     $1,039,947     $1,058,190
  Total Capitalization...............    $4,904,665     $5,065,908     $4,838,263     $4,359,205     $4,088,068


                                                                                      DECEMBER 31, 1994
                                                                     ---------------------------------------------------
                                                                                                     AS
                                                                     OUTSTANDING     PERCENT     ADJUSTED(E)     PERCENT
                                                                     -----------     -------     -----------     -------
                                                                                   (DOLLARS IN THOUSANDS)
CAPITALIZATION SUMMARY
  Long-Term Debt...................................................  $2,543,036        62.2      $2,817,036        64.6
  Serial Preferred Stock...........................................     486,842        11.9         486,842        11.2
  Common Stock Equity..............................................   1,058,190        25.9       1,058,190        24.2
                                                                     -----------     -------     -----------     -------
        Total Capitalization.......................................  $4,088,068       100.0      $4,362,068       100.0
                                                                     ==========      =======     ===========     =======


- ---------------

(a) In 1993, the Company wrote off $518,739,000 of deferred carrying charges.

(b) EBITDA consists of income before interest charges, plus income taxes charged to operating expenses and to other income, plus depreciation and amortization. EBITDA is not a measure of operating results, but rather is a measure of debt service ability. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(c) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net income plus fixed charges and current and deferred income taxes. Fixed charges consist of total interest charges (including interest on first mortgage bonds, bank loans, commercial paper, pollution control notes and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations) and an estimate of the interest element of rentals (including the interest component of certain sale and leaseback rentals, leased nuclear fuel in the reactor and other miscellaneous rentals).

(d) Not meaningful due to a net loss. For the year ended December 31, 1993, the net loss before income taxes and fixed charges was $501,503,000. Fixed charges during the period were $333,610,000. The net loss before income taxes and fixed charges included write-offs of $986,036,000 related to the Company's investment in Perry Nuclear Power Plant Unit 2 and phase-in plan deferred charges, and other charges of $78,675,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges would have been 1.68.


(e) As adjusted for the proposed issuance of the New Bonds, the planned issuance of $53,900,000 principal amount of first mortgage bonds in the second quarter of 1995 in connection with the refinancing of certain pollution control facilities and the related refunding of $53,900,000 principal amount of First Mortgage Bonds, 11 1/8% Series due 2014 in the second quarter of 1995 and the redemption of $26,000,000 principal amount of First Mortgage Bonds, 13 3/4% Series due 2005-A in the second quarter of 1995.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the New Bonds should be aware of the investment considerations set forth below in evaluating an investment in the New Bonds. The information below is qualified in its entirety by the information appearing in the Financial Statements included as a part of this Prospectus and in the documents incorporated in this Prospectus by reference and should be read in conjunction with the other information set forth in this Prospectus.

COMPETITION

     The Company faces competitive challenges due to regulatory and tax constraints and its high retail cost structure.

     Currently, the Company's most pressing competition comes from the two municipal electric systems in its service area. The Company's rates are generally higher than those of the two municipal systems due largely to their exemption from taxation, the lower cost financing available to them, the continued availability to them of lower cost power through short-term power purchases and their access to cheaper governmental power.

     The Company faces the threat that municipalities in its service area could establish new electric systems and continue expanding existing systems. The largest municipal system in the Company's service area, Cleveland Public Power ("CPP"), is constructing new transmission and distribution facilities extending into eastern portions of Cleveland and plans to expand to western portions of Cleveland, both of which are now served exclusively by the Company. CPP's expansion has resulted in a reduction in the Company's annual net income by about $4,000,000 in 1993 and an additional $3,000,000 in 1994. The Company estimates that its net income will continue to be reduced by an additional $4,000,000 to $5,000,000 each year in the 1995-1999 period because of CPP's expansion.

     The Energy Policy Act of 1992 ("Energy Act") will continue to increase competition in the electric utility industry by allowing broader access by others to a utility's transmission system. It should not significantly increase the competitive threat to the Company since the Company has been required to wheel electricity to municipal systems in its service area since 1977 under operating licenses for its nuclear generating units. Further, legislative developments could eventually require utilities to deliver power from other utilities or generation sources to their retail customers.

RATE MATTERS

     Under a Rate Stabilization Program approved by The Public Utilities Commission of Ohio ("PUCO") in October 1992 ("Rate Stabilization Program"), the Company agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, the Company is permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. Amortization and recovery of the deferrals are expected to begin in 1996 with future rate recognition and will continue over the average life of the related assets, or between 17 and 30 years. The continued use of these regulatory accounting measures in 1995 will be dependent upon the Company's continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates. The Company's analysis leading to certain year-end 1993 financial actions and the strategic plan, as discussed in "The Company -- Strategy", also included an evaluation of the Company's regulatory accounting measures. The Company decided that, once the deferral of expenses and acceleration of benefits under the Rate Stabilization Program are completed in 1995, the Company should no longer plan to use these measures to the extent it has in the past.


     On April 17, 1995, the Company and Toledo Edison each filed a request with the PUCO for a rate increase to be effective in 1996. The Company's requested increase is $82,800,000 in annual revenues and Toledo Edison's requested increase is $34,800,000. The requested rates would result in an average increase of 4.9% in the Company's existing rates and an average increase of 4.7% in Toledo Edison's existing rates. The rate increases are necessary to recover capital investment and increases in costs incurred since the Company's and Toledo Edison's last rate cases, which were decided in January 1989, and to recover certain costs deferred since 1992. See "Rate and Regulatory Matters" and "1995 Rate Requests" under "The Company".

REGULATORY ACCOUNTING

     The Company complies with the provisions of Statement of Financial Accounting Standards 71 ("SFAS 71") which governs accounting for the effects of certain types of rate regulation. The Company continually monitors changes in market and regulatory conditions and considers the effects of such changes in assessing the continuing applicability of SFAS 71. Criteria that could give rise to discontinuation of the application of SFAS 71 include (1) increasing competition which significantly restricts the Company's ability to establish rates to recover operating costs, return requirements and the amortization of regulatory assets and (2) a significant change in the manner in which rates are set by the PUCO from cost-based regulations to some other form of regulations. In the event the Company determines it no longer meets the criteria for following SFAS 71, the Company would be required to record a before-tax charge to write off its regulatory assets, which totaled $1,277,000,000 at December 31, 1994. In addition, the Company would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS 71 would also result in an impairment of the net book value of the Company's property, plant and equipment.

NUCLEAR OPERATIONS

     The Company has interests in three nuclear generating units -- Davis-Besse Nuclear Power Station ("Davis-Besse"), Perry Nuclear Power Plant Unit 1 ("Perry Unit 1") and Beaver Valley Power Station Unit 2 ("Beaver Valley Unit 2"). The Company operates Perry Unit 1. For seven months in 1994, Perry Unit 1 was out of service for its fourth refueling and maintenance outage. Work was also performed in connection with the comprehensive course of action that the Company developed in 1993 to improve the operating performance of Perry Unit 1. Work in connection with that course of action is ongoing.

     The Company's three nuclear units may be impacted by activities or events beyond its control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the United States Nuclear Regulatory Commission ("NRC") to limit or prohibit the operation or licensing of any domestic nuclear unit. If one of the Company's nuclear units is taken out of service for an extended period for any reason, including an accident at such unit or any other nuclear facility, the Company cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking the affected unit out of rate base, thereby not permitting the Company to recover its investment in and earn a return on that asset, or disallowing certain construction or maintenance costs. An extended outage coupled with unfavorable rate treatment could have a material adverse effect on the Company's financial condition and results of operations.

LIQUIDITY

     At December 31, 1994, the Company would have been permitted to issue approximately $487,000,000 of additional first mortgage bonds. See "Description of New Bonds -- Issuance of Additional First Mortgage Bonds".

     The Perry Nuclear Power Plant Unit 2 ("Perry Unit 2") and deferred charge write-offs recorded at December 31, 1993 caused Centerior Energy, the Company and Toledo Edison to violate certain covenants contained in various unsecured debt agreements to which the Company is a party, including the revolving credit facility described below. The affected creditors waived those violations in exchange for a subordinate mortgage security interest on the Company's and Toledo Edison's properties. This transaction was completed in August 1994. Although the Company does not expect to raise funds through the sale of debt junior to first mortgage bonds, it retains the ability to do so.

     The Company also is able to raise funds through the sale of preferred stock and preference stock.

     The Company is a party to a $205,000,000 revolving credit facility which runs through mid-1996. At December 31, 1994, the Company had $66,000,000 of cash and temporary cash investments. The Company is unable to issue commercial paper because of its below investment grade commercial paper ratings.

     In mid-1995, certain letters of credit now in effect in connection with the sale and leaseback of Beaver Valley Unit 2 will expire. The Company and Toledo Edison are required to procure replacement letters of credit in an aggregate amount of approximately $226,000,000. The letters of credit now in effect are secured by the Company's and Toledo Edison's subordinate mortgages. The Company and Toledo Edison are planning to secure the replacement letters of credit by a combination of first mortgage bonds of the Company and Toledo Edison, while the subordinate mortgage interests would be released. The Company, Centerior Energy and Toledo Edison also plan to secure the $205,000,000 revolving credit facility with a combination of first mortgage bonds of the Company and Toledo Edison.


     The financing resources discussed above are expected to be sufficient for the Company's needs over the next several years. However, the availability and cost of capital to meet the Company's external financing needs also depend upon such factors as financial market conditions and the Company's credit ratings. Current credit ratings for the Company are as follows:

                                                           STANDARD &         MOODY'S
                                                             POOR'S          INVESTORS
                                                           CORPORATION     SERVICE, INC.
                                                           -----------     -------------
        First mortgage bonds.............................      BB          Ba2
        Unsecured notes..................................      B+          Ba3
        Preferred stock..................................      B           b2

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the New Bonds will be added to the general funds of the Company and used to reimburse the Company for cash expended in the optional redemption of $26,000,000 of First Mortgage Bonds, 13 3/4% Series due 2005-A, or to repay any short-term debt incurred in connection therewith, to help fund required sinking fund payments and maturing securities in 1995 and for general corporate purposes.

                                 CAPITALIZATION


     The following table sets forth the unaudited consolidated capitalization of the Company at December 31, 1994, and as adjusted for the issuance of the New Bonds, the planned issuance of $53,900,000 principal amount of first mortgage bonds in the second quarter of 1995 in connection with the refinancing of certain pollution control facilities and the related refunding of $53,900,000 principal amount of First Mortgage Bonds, 11 1/8% Series due 2014 and the redemption of $26,000,000 principal amount of First Mortgage Bonds, 13 3/4% Series due 2005-A in the second quarter of 1995.



                                                          ADJUSTMENTS
                                                    ------------------------    DECEMBER 31, 1994
                               DECEMBER 31, 1994     ISSUANCE     REFUNDINGS        PRO FORMA
                               -----------------    ----------    ----------    -----------------
                                                     (DOLLARS IN THOUSANDS)
Current liabilities:
  Long-term debt and preferred
     stock due within one
     year.....................    $   281,785       $       --     $     --        $   281,785
                               =================     =========    ==========    =================
Capitalization:
  Common stock equity:
     Common Shares without par
       value: 105,000,000
       authorized; 79,590,689
       outstanding............    $ 1,241,087       $              $               $ 1,241,087
     Other paid in capital....         78,624                                           78,624
     Retained earnings
       (deficit)..............       (261,521)                                        (261,521)
                               -----------------    ----------    ----------    -----------------
       Total common stock
          equity..............      1,058,190               --           --          1,058,190
                               -----------------    ----------    ----------    -----------------
Preferred stock:
  With mandatory redemption
     provisions...............        245,971                                          245,971
  Without mandatory redemption
     provisions...............        240,871                                          240,871
                               -----------------    ----------    ----------    -----------------
       Total preferred
          stock...............        486,842               --           --            486,842
                               -----------------    ----------    ----------    -----------------
Long-term debt, net of amount
  due within one year:
  Outstanding first mortgage
     bonds....................      2,495,696(a)                                     2,495,696(a)
  New Bonds...................                         300,000                         300,000
  First mortgage bonds
     (refunding)..............                          53,900                          53,900
  First Mortgage Bonds,
     11 1/8% Series due
     2014.....................                                      (53,900)           (53,900)
  First Mortgage Bonds,
     13 3/4% Series due
     2005-A...................                                      (26,000)           (26,000)
  Term bank loans.............          1,600                                            1,600
  Pollution control notes.....         51,920                                           51,920
  Other.......................         (6,180)                                          (6,180)
                               -----------------    ----------    ----------    -----------------
       Total long-term debt...      2,543,036          353,900      (79,900)         2,817,036
                               -----------------    ----------    ----------    -----------------
       Total capitalization...    $ 4,088,068       $  353,900     $(79,900)       $ 4,362,068
                               =================     =========    ==========    =================


- ---------------

(a) Includes $515,500,000 of first mortgage bonds securing a corresponding amount of the Company's outstanding medium-term notes.

                         SELECTED FINANCIAL INFORMATION

                                            1990           1991           1992           1993           1994
                                         ----------     ----------     ----------     ----------     ----------
                                                                 (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA
  Operating Revenues...................  $1,691,159     $1,825,738     $1,743,167     $1,751,330     $1,698,021
  Fuel and Purchased Power Expense.....  $  412,397     $  455,055     $  434,238     $  423,200     $  390,779
  Other Operation and Maintenance
    Expense............................  $  514,186     $  469,530     $  464,912     $  488,958     $  449,873
  Depreciation and Amortization
    Expense............................  $  169,526     $  170,571     $  179,335     $  181,565     $  195,172
  Operating Income.....................  $  346,381     $  415,690     $  383,534     $  222,941     $  396,009
  Deferred Carrying Charges, Net (a)...  $  161,598     $   87,615     $   59,112     $ (487,410)    $   25,369
  Write-off of Perry Unit 2............  $       --     $       --     $       --     $ (350,537)    $       --
  Income (Loss) Before Interest
    Charges............................  $  493,945     $  492,655     $  448,031     $ (347,193)    $  427,456
  Interest Charges.....................  $  251,617     $  246,497     $  243,092     $  239,954     $  242,025
  Earnings (Loss) Before Interest
    Charges, Income Taxes, Depreciation
    and Amortization ("EBITDA") (b)....  $  758,971     $  793,361     $  721,993     $ (413,594)    $  708,083
  Net Income (Loss)....................  $  242,328     $  246,158     $  204,939     $ (587,147)    $  185,431
  Preferred Dividend Requirements......  $   36,682     $   35,857     $   40,538     $   44,650     $   45,437
  Earnings (Loss) Available for Common
    Stock..............................  $  205,646     $  210,301     $  164,401     $ (631,797)    $  139,994
  Ratio of Earnings to Fixed Charges
    (c)................................        1.94           2.08           1.89             --(d)        1.81
  Ratio of EBITDA to Interest
    Charges............................        3.02           3.22           2.97             --           2.93
OTHER DATA
  Utility Plant Additions..............  $  164,619     $  150,005     $  156,022     $  175,290     $  156,133
BALANCE SHEET DATA
  Total Assets.........................  $7,820,759     $7,942,182     $8,122,723     $7,159,173     $7,150,640
  Current Portion of Long-Term Debt and
    Preferred Stock....................  $   97,988     $   92,857     $  309,838     $   70,394     $  281,785
  Long-Term Debt.......................  $2,631,911     $2,682,805     $2,515,436     $2,793,162     $2,543,036
  Preferred Stock
    With Mandatory Redemption
      Provisions.......................  $  171,162     $  268,368     $  313,818     $  285,225     $  245,971
    Without Mandatory Redemption
      Provisions.......................  $  217,334     $  217,334     $  144,021     $  240,871     $  240,871
  Common Stock Equity..................  $1,884,258     $1,897,401     $1,864,988     $1,039,947     $1,058,190
      Total Capitalization.............  $4,904,665     $5,065,908     $4,838,263     $4,359,205     $4,088,068

- ---------------

(a) In 1993, the Company wrote off $518,739,000 of deferred carrying charges.

(b) EBITDA consists of income before interest charges, plus income taxes charged to operating expenses and to other income, plus depreciation and amortization. EBITDA is not a measure of operating results, but rather is a measure of debt service ability. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(c) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net income plus fixed charges and current and deferred income taxes. Fixed charges consist of total interest charges (including interest on first mortgage bonds, bank loans, commercial paper, pollution control notes and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations) and an estimate of the interest element of rentals (including the interest component of certain sale and leaseback rentals, leased nuclear fuel in the reactor and other miscellaneous rentals).

(d) Not meaningful due to a net loss. For the year ended December 31, 1993, the net loss before income taxes and fixed charges was $501,503,000. Fixed charges during the period were $333,610,000. The net loss before income taxes and fixed charges included write-offs of $986,036,000 related to the Company's investment in Perry Nuclear Power Plant Unit 2 and phase-in plan deferred charges, and other charges of $78,675,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges would have been 1.68.

                                  THE COMPANY
GENERAL

     The Company, which was incorporated under the laws of the State of Ohio in 1892, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. The Company also provides electric energy at wholesale to other electric utility companies and to two municipal electric systems (directly and through American Municipal Power-Ohio ("AMP-Ohio")) in its service area. The Company serves approximately 747,000 customers and derives approximately 77% of its total electric retail revenue from customers outside the City of Cleveland. Principal industries served by the Company include those producing steel and other primary metals; automotive and other transportation equipment; chemicals; electrical and nonelectrical machinery; fabricated metal products; and rubber and plastic products. Nearly all of the Company's operating revenues are derived from the sale of electric energy. At December 31, 1994, the Company had 3,547 employees of which about 54% were represented by one union having a collective bargaining agreement with the Company.

     The mailing address of the Company's principal offices is P.O. Box 5000, Cleveland, OH 44101, and its telephone number is (216) 622-9800.

     The Company and Toledo Edison are wholly owned electric utility subsidiaries of Centerior Energy, a holding company formed by them for the purpose of enabling them to affiliate. The affiliation became effective in April 1986. Centerior Energy has a third subsidiary, Centerior Service Company ("Service Company"), which furnishes certain administrative and other services to the two utility subsidiaries and to Centerior Energy. The Company and Toledo Edison operate as separate companies, each serving the customers in its respective service area. In March 1994, Centerior Energy announced a plan to merge Toledo Edison into the Company. See "Proposed Merger Between the Company and Toledo Edison".

STRATEGY

     In January 1994, the Company, Centerior Energy and Toledo Edison announced the Strategic Plan to strengthen their financial and competitive position through the year 2001. The Strategic Plan objectives include achieving profitable revenue growth, becoming industry leaders in customer satisfaction and attaining increasingly competitive power supply costs. The attainment of such objectives would allow the companies to significantly reduce fixed-income obligations while maximizing share owner return.

     Several actions were taken at that time. Centerior Energy reduced its quarterly common stock dividend from $.40 per share to $.20 per share effective with the dividend payable in February 1994, which reduced its cash outflow by over $110,000,000 annually. The Company and Toledo Edison also wrote off their investments in Perry Unit 2 and certain deferred charges related to a January 1989 rate agreement. The aggregate after-tax effect of these write-offs for the Company was $691,000,000, which resulted in a net loss in 1993 and a retained earnings deficit. The write-offs are discussed in Notes 4(b) and 7 to the Financial Statements included as a part of this Prospectus. The Company also recognized other one-time charges totaling $25,000,000 after taxes primarily related to a performance improvement plan for Perry Unit 1.

     Throughout 1994, the Company, Centerior Energy and Toledo Edison made significant strides in achieving the objectives of the Strategic Plan. The Company's operation and maintenance expenses were reduced by approximately $71,000,000 from 1993 due to aggressive cost reduction measures. The Company also reduced its fixed-income obligations by $77,000,000 in 1994. In addition, the Company and Toledo Edison initiated a marketing plan designed to increase total retail revenues by 2-3% annually through 2001.

     To achieve the Strategic Plan's objectives, the Company will continue to control expenditures and reduce its outstanding debt and preferred stock. In addition, the Company will work to increase revenues by finding new uses for existing assets and resources, implementing new marketing programs and restructuring rates when appropriate. See "The Company -- 1995 Rate Requests". The Company will also work to improve the operating performance of its generating plants and take other appropriate actions.

COMPETITION

     The Company is addressing its competitive environment by implementing strategies designed to create and enhance its competitive advantages and to overcome the competitive disadvantages that it faces due to regulatory and tax constraints and its high retail cost structure.

     Currently, the Company's most pressing competition comes from the two municipal electric systems in its service area. The Company's rates are generally higher than those of the two municipal systems due largely to the municipal systems' exemption from taxation, the lower cost financing available to them, the continued availability to them of lower-cost power through short-term power purchases and their access to cheaper governmental power. The Company is seeking to address the tax disparity through the legislative process. In 1994, the Ohio Governor's Tax Commission recommended the replacement of the gross receipts and personal property taxes currently levied only on investor-owned utilities and collected through rates with a different tax collected from customers of all electric utilities, including municipal systems. Investor-owned utilities would reduce rates upon repeal of the existing taxes. The Company is now working to submit this proposal to the Ohio legislature.

     The largest municipal system in the Company's service area, CPP, is operated by the City of Cleveland in competition with the Company. CPP is primarily an electric distribution system which currently supplies electric power in approximately 50% of the City's geographical area (expected to increase to 100% by the end of 1999) and to approximately 30% (about 66,000) of the electric consumers in the City -- equal to about 9% of all customers served by the Company. The Company makes power available to CPP on a wholesale basis, subject to Federal Energy Regulatory Commission ("FERC") regulation. In 1994, the Company directly and through AMP-Ohio provided about 1% of CPP's energy requirements. The balance of CPP's power is purchased from other sources and wheeled over the Company's transmission system.

     CPP's kilowatt-hour sales and revenues are equal to about 5% of the Company's kilowatt-hour sales and revenues. Much of the area served by CPP overlaps the Company's service area. CPP is constructing new transmission and distribution facilities extending into eastern portions of Cleveland and plans to expand to western portions of Cleveland, both of which are now served exclusively by the Company. CPP's expansion has resulted in a reduction in the Company's annual net income by about $4,000,000 in 1993 and an additional $3,000,000 in 1994. The Company estimates that its net income will continue to be reduced by an additional $4,000,000 to $5,000,000 each year in the 1995-1999 period because of CPP's expansion.


     Despite CPP's expansion efforts, the Company has been successful in retaining most of the large industrial and commercial customers in the expansion areas by providing economic incentives in exchange for sole-supplier contracts. The Company has similar contracts with customers in other areas. Approximately 90% of the Company's industrial revenues under contract will not be up for renewal until 1997 or later. As these contracts expire, the Company expects to renegotiate them and retain the customers. In addition, an increasing number of CPP customers are converting back to the Company's service. However, competition for such customers will continue. In March 1995, one of the Company's large commercial customers, comprising medical and educational institutions, signed a five-year contract for electric service with CPP beginning in September 1996 when that customer's contract with the Company terminates. The loss of this customer to CPP would reduce the Company's net income by about $5,000,000 based on 1994 sales. On May 3, 1995, the Company filed a complaint with the PUCO against this customer and American Electric Power Company ("AEP") alleging, among other things, that the purchase of power from CPP by this customer is in reality a direct purchase from AEP and, thus, a sham transaction in violation of Ohio's certified territory statute.


     Although there continues to be interest in some other communities in the municipalization of electric service, the Company believes that it offers the best value and most reliable source of electric service in its territory.

     The Energy Act will continue to increase competition in the electric utility industry by allowing broader access to a utility's transmission system. This should not significantly increase the competitive threat to the Company since it has been required to wheel electricity to municipal systems in its service area since 1977 under its operating licenses for its nuclear generating units. Further, legislative developments could eventually require utilities to deliver power from other utilities or generation sources to their retail customers. To combat this threat, the Company is offering incentives such as energy-efficiency improvements and reductions in demand charges for increased electricity usage to its industrial and commercial customers in return for long-term commitments from these customers.

     Currently, one commercial customer and one industrial customer of the Company have cogeneration installations.

SALES OF ELECTRICITY

     The Company's kilowatt-hour sales follow a seasonal pattern marked by increased customer usage in the summer for air conditioning and in the winter for heating. Historically, the Company has experienced its heaviest demand for electric service during the summer months because of a significant air conditioning load on its system and a relatively low amount of electric heating load in the winter.

     The Company's largest customer is a steel manufacturer which has two major steel producing facilities. Sales to these facilities accounted for 3.7% of the Company's 1994 total electric operating revenues. The loss of these facilities would reduce the Company's net income by about $27,000,000 based on 1994 sales levels.

RATE AND REGULATORY MATTERS

     Under Ohio law, rate base is the original cost less depreciation of a utility's total plant adjusted for certain items. The law permits the PUCO, in its discretion, to include construction work in progress in rate base under certain conditions.

     Current Ohio law further provides that requested rates can be collected by a public utility, subject to refund, if the PUCO does not make a decision within 275 days after the rate request application is filed. If the PUCO does not make its final decision within 545 days, revenues collected thereafter are not subject to refund. A notice of intent to file an application for a rate increase cannot be filed before the issuance of a final order in any prior pending application for a rate increase or until 275 days after the filing of the prior application, whichever is earlier. The minimum period by which the notice of intent to file must precede the actual filing is 30 days. The test year for determining rates may not end more than nine months after the date the application for a rate increase is filed.

     Under Ohio law, electric rates are adjusted every six months to reflect changes in fuel costs. The PUCO reviews such adjustments annually. Any difference between actual fuel costs during a six-month period and the fuel revenues recovered in that period is deferred and is taken into account in setting the fuel recovery factor for a subsequent six-month period.

     Also, under Ohio law, municipalities may regulate rates charged by a utility subject to appeal to the PUCO if not acceptable to the utility. If municipally fixed rates are accepted by the utility, such rates are binding on both parties for the specified term and cannot be changed by the PUCO.

     The Rate Stabilization Program applicable to the Company and Toledo Edison remains in effect. Under this program, the Company agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, the Company is permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. Amortization and recovery of the deferrals are expected to begin in 1996 with future rate recognition and will continue over the average life of the related assets, or between 17 and 30 years. The continued use of these regulatory accounting measures in 1995 will be dependent upon the Company's continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

     Rate-regulated utilities are subject to SFAS 71 which governs accounting for the effects of certain types of rate regulation. Pursuant to SFAS 71, certain incurred costs are deferred for recovery in future rates. The Company continually monitors changes in market and regulatory conditions and considers the effects of such changes in assessing the continuing applicability of SFAS
71. Criteria that could give rise to discontinuation of the application of SFAS 71 include (1) increasing competition which significantly restricts the Company's ability to establish rates to recover operating costs, return requirements and the amortization of regulatory assets and (2) a significant change in the manner in which rates are set by the PUCO from cost-based regulations to some other form of regulations. In the event the Company determines that it no longer meets the criteria for following SFAS 71, the Company would be required to record a before-tax charge to write off its regulatory assets, which totaled $1,277,000,000 at December 31, 1994. In addition, the Company would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS 71 would also result in an impairment of the net book value of the Company's property, plant and equipment.

     The Company's analysis leading to certain year-end 1993 financial actions and its strategic plan also included an evaluation of its regulatory accounting measures. The remaining recovery periods for all remaining regulatory assets are between 17 and 34 years. The Company believes its rates will provide for recovery of these assets over the relevant periods and SFAS 71 continues to apply. In addition, the Company has decided that, once the deferral of expenses and acceleration of benefits under the Rate Stabilization Program are completed in 1995, it should no longer plan to use these measures to the extent it has in the past.

1995 RATE REQUESTS


     On April 17, 1995, the Company and Toledo Edison each filed a request with the PUCO for a rate increase to be effective in 1996. The Company's requested increase is $82,800,000 in annual revenues and Toledo Edison's requested increase is $34,800,000. The requested rates would result in an average increase of 4.9% in the Company's existing rates and an average increase of 4.7% in Toledo Edison's existing rates.



     The Company and Toledo Edison plan to freeze rates until at least 2002 if their rate requests are approved, although they are not precluded from requesting additional rate increases. This plan is premised on the Company and Toledo Edison obtaining full recovery of all costs including an acceptable rate of return on equity in order to continue to apply SFAS 71 for financial reporting purposes. The Company and Toledo Edison plan to avoid the need for further rate increases through additional cost reductions, an enhanced marketing plan designed to increase retail revenues and other efforts. The Company and Toledo Edison will periodically assess their continued compliance with SFAS 71 criteria and the appropriateness of continuing to record additional deferrals pursuant to the Rate Stabilization Program. They will modify their intended course of action as necessary to maintain compliance.


     The rate increases are necessary to recover capital investment and increases in costs incurred since the Company's and Toledo Edison's last rate cases, which were decided in January 1989, and to recover certain costs deferred since 1992. The amounts of the requested rate increases are lower than the authorized limits set forth in the Rate Stabilization Program. The additional cash resulting from the rate increases will strengthen the Company's and Toledo Edison's financial and competitive positions.

FUEL SUPPLY

     Generation by type of fuel for 1994 was 67% coal-fired and 33% nuclear.

     Coal. In 1994, the Company burned 5,304,000 tons of coal for electric generation. The Company normally maintains a reserve supply of coal sufficient for about 30 days of normal operations.

     In 1994, about 49% of the Company's coal requirements were purchased under long-term contracts, with the longest remaining term being almost nine years. In most cases, these contracts provide for adjusting the price of the coal on the basis of changes in coal quality and mining costs. The sulfur content of the coal purchased under these contracts ranges from less than 1% to about 4%. The balance of the Company's coal was purchased on the spot market with sulfur content ranging from less than 1% to 3.5%.

     One of the Company's long-term coal supply contracts is with The Ohio Valley Coal Company ("Ohio Valley"). The Company has agreed to pay Ohio Valley certain amounts to cover Ohio Valley's costs regardless of the amount of coal actually delivered. Included in those costs are amounts sufficient to service certain long-term debt and lease obligations incurred by Ohio Valley. If the coal sales agreement is terminated for any reason, the Company must assume certain of Ohio Valley's debt and lease obligations and may incur other expenses including mine closing costs, if necessary. At December 31, 1994, the principal amount of debt and termination values of leased property covered by the Company's agreement was $21,309,000, while the unfunded costs of closing this mine, as estimated by Ohio Valley, were $54,000,000. The coal supply agreement with Ohio Valley is scheduled to continue until September 1997. The Company expects that Ohio

Valley revenues from sales of coal will continue to be sufficient for Ohio Valley to meet its debt and lease obligations and mine closing costs over the life of the contract.

     The Company and Toledo Edison are members of the Central Area Power Coordination Group, a power pool created in 1967 with Duquesne Light Company ("Duquesne"), Ohio Edison Company and Pennsylvania Power Company (each, a "CAPCO Group Company" and collectively, the "CAPCO Group Companies"). The CAPCO Group Companies have a long-term contract with Quarto Mining Company ("Quarto") and Consolidation Coal Company for the supply of about 75%-85% of the annual coal needs of the Bruce Mansfield Generating Plant ("Mansfield Plant"). The contract runs through at least the end of 1999, and the price of coal is adjustable to reflect changes in labor, materials, transportation and other costs. The CAPCO Group Companies have guaranteed, severally and not jointly, the debt and lease obligations incurred by Quarto to develop, equip and operate two of the mines which supply the Mansfield Plant. At December 31, 1994, the total dollar amount of Quarto's debt and lease obligations guaranteed by the Company was $28,698,000 and by Toledo Edison was $16,772,000. The Company and Toledo Edison expect that Quarto revenues from sales of coal to the CAPCO Group Companies will continue to be sufficient for Quarto to meet its debt and lease obligations.

     The Company's least cost plan for complying with the Clean Air Act Amendments of 1990 ("Clean Air Act Amendments"), which was included in the agreement approved by the PUCO in February 1993 in connection with the Company's and Toledo Edison's 1992 long-term forecast, calls for greater use of low-sulfur coal and less use of high-sulfur coal. Some of the low-sulfur coal required to comply with Phase 1 of the Clean Air Act Amendments was contracted for in 1992. Additional supplies of low-sulfur coal will be purchased in 1997.

     Nuclear. The acquisition and utilization of nuclear fuel involves six distinct steps: (i) supply of uranium oxide raw materials, (ii) conversion to uranium hexafluoride, (iii) enrichment, (iv) fabrication into fuel assemblies,
(v) utilization as fuel in a nuclear reactor and (vi) storing or disposing of spent fuel. The Company and Toledo Edison have inventories of raw material sufficient to provide nuclear fuel through 1996 for the operation of their nuclear generating units and have contracts for fabrication services for all of that fuel. The CAPCO Group Companies have a 30-year contract with the United States Enrichment Corporation ("USEC") which will supply all of the needed enrichment services for their nuclear units' fuel supply through 1995. Beyond 1995, the amount of enrichment services under the USEC contract varies by CAPCO Group Company, with the Company's and Toledo Edison's enrichment services reduced to 70% of their requirements in 1996-1999 and to zero in 2000-2002. The additional required enrichment services are available. Substantial additional fuel will have to be obtained in the future over the remaining useful lives of the units. There is a plentiful supply of uranium oxide raw materials to meet the industry's nuclear fuel needs.

     Oil. The Company and Toledo Edison have adequate supplies of oil and fuel for their oil-fired electric generating units, which are used primarily as reserve and peaking capacity.

NUCLEAR UNITS

     The Company's generating facilities include, among others, three nuclear units owned or leased by the CAPCO Group Companies -- Perry Unit 1, Beaver Valley Unit 2 and Davis-Besse. These three units are in commercial operation. The Company has responsibility for operating Perry Unit 1, Duquesne has responsibility for operating Beaver Valley Unit 2 and Toledo Edison has responsibility for operating Davis-Besse. The Company and Toledo Edison own, respectively, 31.11% and 19.91% of Perry Unit 1, 24.47% and 1.65% of Beaver Valley Unit 2 and 51.38% and 48.62% of Davis-Besse. The Company and Toledo Edison also lease, as joint lessees, another 18.26% of Beaver Valley Unit 2 as a result of a September 1987 sale and leaseback transaction.

     Davis-Besse was placed in commercial operation in 1977, and its operating license expires in 2017. Perry Unit 1 and Beaver Valley Unit 2 were placed in commercial operation in 1987, and their operating licenses expire in 2026 and 2027, respectively.

     In January 1989, the PUCO approved nuclear plant performance standards for the Company and Toledo Edison based on rolling three-year industry averages of availability for pressurized water reactors and for boiling water reactors over the 1988-1998 period. Availability is the ratio of the number of hours a unit is available to generate electricity (whether or not the unit is operated) to the number of hours in the period, expressed as a percentage. The three-year operating availability averages of the Company's and Toledo Edison's nuclear units are compared against the industry averages for the same three-year period with a resultant penalty or banked benefit. If the industry performance standards are not met, a penalty would be incurred which would require the Company and Toledo Edison to refund incremental replacement power costs to customers through the semiannual fuel cost rate adjustment. If the performance of these nuclear units exceeds the industry standards, a banked benefit results which can be used to offset disallowances of incremental replacement power costs should future performance be below industry standards.

     The relevant industry standards for the 1992-1994 period (as of November 30, 1994) are 79.6% for pressurized water reactors such as Davis-Besse and Beaver Valley Unit 2 and 73% for boiling water reactors such as Perry Unit 1. The 1992-1994 combined availability average for Davis-Besse and Beaver Valley Unit 2 was 89.5% and the availability average for Perry Unit 1 was 57.1%. At December 31, 1994, the total banked benefit for the Company and Toledo Edison is estimated to be between $20,000,000 and $22,000,000.

     All three nuclear units have received generally favorable evaluations from the NRC in their most recent Systematic Assessment of Licensee Performance ("SALP") reviews. Each of the functional areas evaluated is rated according to three performance categories, with category 1 indicating performance substantially exceeding regulatory requirements and that reduced NRC attention may be appropriate; category 2 indicating performance above that needed to meet regulatory requirements and that NRC attention may be maintained at normal levels; and category 3 indicating performance does not significantly exceed that needed to meet minimal regulatory requirements and that NRC attention should be increased above normal levels.

     The most recent review periods and SALP review scores for Beaver Valley Unit 2, Perry Unit 1 and Davis-Besse are:

                            BEAVER VALLEY
                               UNIT 2            PERRY UNIT 1        DAVIS-BESSE
                          -----------------    ----------------    ---------------
SALP Review Period        6/14/92-11/27/93      2/1/93-1/7/95      7/1/93-1/21/95
Operations                        1                   2                   1
Engineering                       2                   2                   1
Maintenance                       2                   2                   1
Plant Support                     1                   2                   1

     In 1980, Congress passed the Low-Level Radioactive Waste Policy Act which requires that the disposal site for low-level radioactive waste will be within the boundaries of the state where such waste was generated. The Act encourages states to form compacts among themselves to develop regional disposal facilities. Failure by a state or compact to begin implementation of a program could result in access denial to the two facilities currently accepting low-level radioactive waste. Ohio is part of the Midwest Compact and has responsibility for siting and constructing a disposal facility, but, to date, has made little progress. Therefore, effective July 1994, the Company and Toledo Edison are no longer able to ship low-level radioactive waste produced at their nuclear plants to off-site disposal facilities. Their ability to ship off-site in the future depends on whether the State of Ohio develops a low-level radioactive waste disposal facility within the next several years. As an interim solution, the Company and Toledo Edison have constructed storage facilities to house the waste at each nuclear site.

     Off-site disposal of spent nuclear fuel is unavailable, but the CAPCO Group Companies have contracts with the United States Department of Energy which provide for the future acceptance of spent fuel for disposal by the Federal government. Pursuant to the Nuclear Waste Policy Act of 1982, the Federal government has indicated it will begin accepting spent fuel from utilities by the year 2010. On-site storage capacity at Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 should be sufficient through 1996, 2013 and 2011, respectively. An additional on-site storage facility is being constructed at Davis-Besse to provide storage capacity through 2017. Any additional storage capacity needed at Perry Unit 1 and Beaver Valley Unit 2 for the period until the government accepts the fuel can, likewise, be provided by constructing an additional on-site storage facility.

CONSTRUCTION PROGRAM

     The Company carries on a continuous program of constructing transmission, distribution and generating facilities and modifying existing generating facilities to meet anticipated demand for electric service, to comply with governmental regulations and to protect the environment. The Company's and Toledo Edison's 1994 long-term (20-year) forecast, as filed with the PUCO, projects long-term annual growth rates in peak demand and kilowatt-hour sales of 0.5% and 1.0%, respectively, for the companies after demand-side management considerations. The Company's and Toledo Edison's integrated resource plan for the 1990s (which is included in the long-term forecast) combines peak clipping demand-side management programs with maximum utilization of existing generating capacity to postpone the need for new generating units until the next decade. Lake Shore Unit 18, a 245,000-kilowatt unit which was placed on cold standby status in October 1993, is scheduled to resume active status in 1998. According to the current long-term integrated resource plan, the next increment of generating capacity that the Company and Toledo Edison plan to put into service will be two 150,000-kilowatt units and one 80,000-kilowatt unit in 2008.

     The following tables show, categorized by major components, the construction expenditures by the Company and Toledo Edison and, by aggregating them, for Centerior Energy during 1992, 1993 and 1994 and the estimated cost of their construction programs for 1995 through 1999, in each case including allowance for funds used during construction and excluding nuclear fuel:

                                             ACTUAL                            ESTIMATED
                                     ----------------------     ----------------------------------------
        CLEVELAND ELECTRIC           1992     1993     1994     1995     1996     1997     1998     1999
- -----------------------------------  ----     ----     ----     ----     ----     ----     ----     ----
                                                            (MILLIONS OF DOLLARS)

Transmission, Distribution
  and General Facilities...........  $ 73     $ 85     $ 53     $ 86     $ 94     $ 97     $ 79     $ 88
Renovation and Modification
  of Generating Units
  Nuclear..........................    26       16       18       17       18       16       13       14
  Nonnuclear.......................    56       65       61       53       35       53       54       60
Clean Air Act Amendments
  Compliance.......................     1        9       24       20        2       11       23       17
                                     ----     ----     ----     ----     ----     ----     ----     ----
          Total....................  $156     $175     $156     $176     $149     $177     $169     $179
                                     ====     ====     ====     ====     ====     ====     ====     ====

                                             ACTUAL                            ESTIMATED
                                     ----------------------     ----------------------------------------
           TOLEDO EDISON             1992     1993     1994     1995     1996     1997     1998     1999
- -----------------------------------  ----     ----     ----     ----     ----     ----     ----     ----
                                                            (MILLIONS OF DOLLARS)

Transmission, Distribution
  and General Facilities...........  $ 25     $ 22     $ 18     $ 32     $ 33     $ 29     $ 26     $ 24
Renovation and Modification
  of Generating Units
  Nuclear..........................    12       15       10       13       14       12       10       11
  Nonnuclear.......................     7        6       12       13       15        5       17       26
Clean Air Act Amendments
  Compliance.......................    --       --        1        6        3        7        2        7
                                     ----     ----     ----     ----     ----     ----     ----     ----
          Total....................  $ 44     $ 43     $ 41     $ 64     $ 65     $ 53     $ 55     $ 68
                                     ====     ====     ====     ====     ====     ====     ====     ====

                                             ACTUAL                            ESTIMATED
                                     ----------------------     ----------------------------------------
         CENTERIOR ENERGY            1992     1993     1994     1995     1996     1997     1998     1999
- -----------------------------------  ----     ----     ----     ----     ----     ----     ----     ----
                                                            (MILLIONS OF DOLLARS)

Transmission, Distribution
  and General Facilities...........  $ 98     $107     $ 71     $118     $127     $126     $105     $112
Renovation and Modification
  of Generating Units
  Nuclear..........................    38       31       28       30       32       28       23       25
  Nonnuclear.......................    63       71       73       66       50       58       71       86
Clean Air Act Amendments
  Compliance.......................     1        9       25       26        5       18       25       24
                                     ----     ----     ----     ----     ----     ----     ----     ----
          Total....................  $200     $218     $197     $240     $214     $230     $224     $247
                                     ====     ====     ====     ====     ====     ====     ====     ====

REGULATION

     State Utility Commissions. The Company is subject to the jurisdiction of the PUCO with respect to rates, service, accounting, issuance of securities and other matters. Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO if not acceptable to the utility. See "Rate and Regulatory Matters" for a description of certain aspects of Ohio rate-making law. The Company is also subject to the jurisdiction of the Pennsylvania Public Utility Commission in certain respects relating to its ownership interests in generating facilities located in Pennsylvania.

     The PUCO is composed of five commissioners appointed by the Governor of Ohio from nominees recommended by a Public Utility Commission Nominating Council. Nominees must have at least three years' experience in one of several disciplines. Not more than three commissioners may belong to the same political party.

     Under Ohio law, a public utility must file annually with the PUCO a long-term forecast of customer loads, facilities needed to serve those loads and prospective sites for those facilities. This forecast must include the following:

     (1) Demand Forecast -- the utility's 20-year forecast of sales and peak demand, before and after the effects of demand-side management programs.

     (2) Integrated Resource Plan (required biennially) -- the utility's projected mix of resource options to meet the projected demand.

     (3) Short-Term Implementation Plan and Status Report (required biennially) -- the utility's discussion of how it plans to implement its integrated resource plan over the next four years. Estimates of annual expenditures and security issuances associated with the integrated resource plan over the four-year period must also be provided.

     The PUCO must hold a public hearing on the long-term forecast at least once every five years to determine the reasonableness of the forecast. The PUCO and the Ohio Power Siting Board ("OPSB") are required to consider the record of such hearings in proceedings for approving facility sites, changing rates, approving security issues and initiating energy conservation programs. Ohio law also permits electric utilities under PUCO jurisdiction to submit environmental compliance plans for PUCO review and approval. Ohio law requires that the PUCO make certain statutory findings prior to approving the environmental compliance plan, which includes that the plan is a reasonable least cost strategy for compliance with air quality requirements. In February 1993, the PUCO approved the Company's and Toledo Edison's 1992 long-term forecast and environmental compliance plan. In April 1995, the PUCO approved the Company's and Toledo Edison's 1994 long-term forecast. The PUCO has scheduled hearings in April 1995 on the Company's and Toledo Edison's updated environmental compliance plan which was filed in January 1995.

     The PUCO has jurisdiction over certain transactions by companies in an electric utility holding company system if it includes at least one Ohio electric utility and is exempt from regulation under Section 3(a)(1) or (2) of the Public Utility Holding Company Act of 1935. Consequently, the Company must obtain PUCO approval to invest in, lend funds to, guarantee the obligations of or otherwise finance or transfer assets to any nonutility company in the Centerior Energy holding company system, unless the transaction is in the ordinary course of business operations in which one company acts for or with respect to another company. Also, Centerior Energy must obtain PUCO approval to make any investment in any nonutility subsidiaries, affiliates or associates if such investment would cause all such capital investments to exceed 15% of Centerior Energy's consolidated capitalization unless such funds were provided by nonutility subsidiaries, affiliates or associates.

     The PUCO has a reserve capacity policy for electric utilities in Ohio stating that (i) 20% of service area peak load excluding interruptible load is an appropriate generic benchmark for an electric utility's reserve margin; (ii) a reserve margin exceeding 20% gives rise to a presumption of excess capacity, but may be appropriate if it confers a positive net present benefit to customers or is justified by unique system characteristics; and (iii) appropriate remedies for excess capacity (possibly including disallowance of costs in rates) will be determined by the PUCO on a case-by-case basis. Over the 1995-1997 period, the Company forecasts its capacity margins at the time of its projected peak loads to range from 12% to 13%, excluding the capacity on cold standby status.

     Ohio Power Siting Board. The OPSB has state-wide jurisdiction, except to the extent preempted by Federal law, over the location, need for and certain environmental aspects of electric generating units with a capacity of 50,000 kilowatts or more and transmission lines with a rating of at least 125 kV.

     Federal Energy Regulatory Commission. The Company is subject to the jurisdiction of the FERC with respect to the transmission and sale of power at wholesale in interstate commerce, interconnections with other utilities, accounting and certain other matters. The Company is also subject to FERC jurisdiction with respect to its ownership and operation of the Seneca Power Plant, a pumped-storage, hydroelectric generating station in Pennsylvania ("Seneca") that the Company jointly owns with Pennsylvania Electric Company.

     Nuclear Regulatory Commission. The nuclear generating units in which the Company has an interest are subject to regulation by the NRC. The NRC's jurisdiction encompasses broad supervisory and regulatory powers over the construction and operation of nuclear reactors, including matters of health and safety, antitrust considerations and environmental impacts.

     Owners of nuclear units are required to purchase the full amount of nuclear liability insurance available. See Note 5(b) to the Financial Statements included as a part of this Prospectus.

     Other Regulation. The Company is subject to regulation by Federal, state and local authorities with regard to the location, construction and operation of certain facilities. The Company is also subject to regulation by local authorities with respect to certain zoning and planning matters.

PROPERTIES

     For a description of the Company's properties, see "Description of New Bonds -- Title to Property".

LEGAL PROCEEDINGS

     Westinghouse Lawsuit. In April 1991, the CAPCO Group Companies filed a lawsuit against Westinghouse Electric Corporation ("Westinghouse") in the United States District Court for the Western District of Pennsylvania. The suit alleges that six steam generators supplied by Westinghouse for Beaver Valley Units 1 and 2 contain serious defects, particularly defects causing tube corrosion and cracking. Steam generator maintenance costs have increased due to these defects and will likely continue to increase. The condition of the steam generators is being monitored closely. If the corrosion and cracking continue, replacement of the steam generators could be required earlier than their 40-year design life. The suit seeks monetary and corrective relief. On September 12, 1994, a jury trial began. On October 24, 1994, the court dismissed four of the five claims against Westinghouse, leaving only a fraud claim. On December 6, 1994, the jury rendered a verdict in favor of Westinghouse on the fraud claim. The CAPCO Group Companies have appealed the decision to the United States Court of Appeals for the Third Circuit. The Company believes that the outcome of this lawsuit will not have a materially adverse effect on its financial position or results of operation.

     Garfield Heights. In March 1994, the City Council of Garfield Heights, a suburb of Cleveland, passed an ordinance calling for a 30% reduction in rates for the Company's customers in that city, which would be a reduction in the Company's annual revenues of $5,500,000. The Company appealed that ordinance to the PUCO. On January 23, 1995, the staff of the PUCO issued its report on the matter concluding that a rate reduction for Garfield Heights is not warranted. The PUCO held public hearings in March 1995 but has not ruled on the matter.

             PROPOSED MERGER BETWEEN THE COMPANY AND TOLEDO EDISON

     Since the Company and Toledo Edison affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. In March 1994, Centerior announced a plan to merge Toledo Edison into the Company.

     Toledo Edison, which was incorporated under the laws of the State of Ohio in 1901, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also provides electric energy at wholesale to other electric utility companies and to 13 municipally owned distribution systems (through AMP-Ohio) and one rural electric cooperative distribution system in its service area. Toledo Edison serves approximately 287,000 customers and derives approximately 57% of its total electric retail revenue from customers outside the City of Toledo. Principal industries served by Toledo Edison include metal casting, forming and fabricating; petroleum refining; automotive equipment and assembly; food processing; and glass. Nearly all of Toledo Edison's operating revenues are derived from the sale of electric energy. At December 31, 1994, Toledo Edison had 1,887 employees of which about 56% were represented by three unions having collective bargaining agreements with Toledo Edison.


     On May 2, 1994, the Company and Toledo Edison filed a joint application for authorization and approval of the merger with the FERC. The PUCO, AMP-Ohio and the cities of Cleveland, Clyde and Bryan, Ohio have intervened in the FERC proceedings. The PUCO intervened as the state commission having jurisdiction, but has not opposed the Company and Toledo Edison application. On December 1, 1994, the PUCO approved the merger. The Pennsylvania Public Utility Commission approved the merger on July 7, 1994. The other intervenors have opposed the merger citing concerns primarily relating to the merger's impact on competition. On December 8, 1994, the FERC advised the Company and Toledo Edison by letter that the application to merge would be rejected unless the companies provide additional information and file a single system open-access transmission tariff offering comparable service. The Company and Toledo Edison plan to file in May 1995 the additional information requested by the FERC and an open-access transmission tariff offering comparable service. The Company and Toledo Edison do not expect the NRC to take action on their request for authorization to transfer certain NRC licenses to the merged entity until approvals have been obtained from the FERC and the preferred share owners, as discussed below.


     The merger also must be approved by share owners of Toledo Edison's preferred stock. Share owners of the Company's preferred stock must approve the authorization of additional shares of preferred stock. Debt holders of the merging companies will become debt holders of the successor corporation. The merging companies plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in late 1995.

     Upon completion of the merger, the Company will provide electric service to an area of approximately 4,200 square miles in northeastern and northwestern Ohio, including the cities of Cleveland and Toledo, with an estimated population of about 2,450,000. The Company will also provide electric energy at wholesale to other electric utility companies and to two municipal electric systems, 13 municipally owned distribution systems and one rural electric cooperative distribution system in its service area. The Company will serve over 1,030,000 customers and is expected to derive approximately 70% of its total electric retail revenue from customers outside the cities of Cleveland and Toledo. Nearly all of the Company's operating revenues will be derived from the sale of electric energy.

     EFFECT OF PROPOSED MERGER ON FIRST MORTGAGE. Substantially all of the fixed properties and the franchises of the Company (the "CEI Mortgaged Property") are subject to the lien of the First Mortgage (for the purpose of this discussion, the "CEI First Mortgage"). As a result of the merger of Toledo Edison into the Company, the Company will acquire all of the assets of Toledo Edison. Substantially all of the fixed properties and franchises of Toledo Edison (the "TE Mortgaged Property") are subject to the lien of the Indenture dated as of April 1, 1947 from Toledo Edison to The Chase National Bank of the City of New York (predecessor of The Chase Manhattan Bank (National Association)), as trustee, as supplemented and amended (the "TE First Mortgage"). As a result of the merger, the TE Mortgaged Property will become subject to the lien of the CEI First Mortgage, which lien will be junior to the lien of the TE First Mortgage.

     After the merger, the only assets of the Company which will be subject to the lien of the TE First Mortgage will be the TE Mortgaged Property at the time of the merger and properties thereafter acquired by the Company which are betterments, extensions, improvements, additions, repairs, renewals, replacements, substitutions and alterations to, upon, for and of the TE Mortgaged Property and all property held or acquired for use or used upon or in connection with or appertaining to the TE Mortgaged Property. The lien of the CEI First Mortgage will, after the merger, continue to be a first lien on substantially all of the CEI Mortgaged Property. After the merger, the existing junior liens of the subordinate mortgages of the Company and Toledo Edison will be junior to the liens of the CEI First Mortgage and the TE First Mortgage.

     The Company expects that it will, after the merger, enter into a new indenture (the "New Indenture") which will prohibit the issuance of any bonds under the TE First Mortgage or the CEI First Mortgage, except to the trustee under the New Indenture in the same principal amounts as, and as the basis for the issuance of, bonds issued by the Company under the New Indenture. The New Indenture trustee will hold such TE First Mortgage bonds and CEI First Mortgage bonds for the benefit of the holders of the New Indenture bonds, which are thus expected to be rated the same as the TE First Mortgage bonds and the CEI First Mortgage bonds.

     A substantial portion of the properties owned by the Company after the merger, including some or all of the CEI Mortgaged Property and TE Mortgaged Property, will be subject to the lien of the New Indenture, and such lien will be junior to the liens of the CEI First Mortgage and the TE First Mortgage, but senior to the existing liens of the subordinate mortgages of the Company and Toledo Edison.

     At such time as the New Indenture trustee holds all of the outstanding CEI First Mortgage bonds or TE First Mortgage bonds, such bonds will be canceled, the indenture under which such bonds were issued will be discharged, and the lien of the New Indenture will become a first mortgage lien on the properties which were subject to the first mortgage lien of the discharged indenture.

COMBINED PRO FORMA CONDENSED FINANCIAL STATEMENTS FOR THE COMPANY AND TOLEDO EDISON

     The following pro forma condensed balance sheet and income statements give effect to the agreement between the Company and Toledo Edison to merge Toledo Edison into the Company. These statements are unaudited and based on accounting for the merger on a method similar to a pooling of interests. These statements combine the two companies' condensed historical balance sheets at December 31, 1994 and December 31, 1993 and their condensed historical income statements for each of the three years ended December 31, 1994.

     The following pro forma data is not necessarily indicative of the results of operations or the financial condition which would have been reported had the merger been in effect during those periods or which may be reported in the future.

COMBINED PRO FORMA CONDENSED BALANCE SHEETS OF THE COMPANY AND TOLEDO EDISON

                                  (UNAUDITED)
                           (DOLLARS ARE IN MILLIONS)

                                                              AT DECEMBER 31, 1994
                                                ------------------------------------------------
                                                     HISTORICAL
                                                --------------------
                                                CLEVELAND     TOLEDO     ADJUST-       PRO FORMA
                                                ELECTRIC      EDISON      MENTS         TOTALS
                                                ---------     ------     -------       ---------
Assets
Property, Plant and Equipment..................  $ 7,637      $3,435      $  --         $11,072
Less: Accumulated Depreciation and
  Amortization.................................    2,486      1,273          --           3,759
                                                ---------     ------     -------       ---------
  Net Property, Plant and Equipment............    5,151      2,162          --           7,313
Current Assets.................................      584        322         (22)(A)         884
Deferred Charges and Other Assets..............    1,416      1,018          (7)(B)       2,427
                                                ---------     ------     -------       ---------
Total Assets...................................  $ 7,151      $3,502      $ (29)        $10,624
                                                =========     ======     =======       =========
Capitalization and Liabilities
Capitalization:
  Common Stock Equity..........................  $ 1,058      $ 685       $  --         $ 1,743
  Preferred Stock:
     With Mandatory Redemption Provisions......      246          7          --             253
     Without Mandatory Redemption Provisions...      241        210          --             451
  Long-term Debt...............................    2,543      1,154          --           3,697
                                                ---------     ------     -------       ---------
     Total Capitalization......................    4,088      2,056          --           6,144
Current Liabilities............................      958        316         (24)(A)       1,250
Deferred Credits and Other Liabilities.........    2,105      1,130          (5)(A,B)     3,230
                                                ---------     ------     -------       ---------
     Total Capitalization and Liabilities......  $ 7,151      $3,502      $ (29)        $10,624
                                                =========     ======     =======       =========

                                                              AT DECEMBER 31, 1993
                                                ------------------------------------------------
                                                     HISTORICAL
                                                --------------------
                                                CLEVELAND     TOLEDO     ADJUST-       PRO FORMA
                                                ELECTRIC      EDISON      MENTS         TOTALS
                                                ---------     ------     -------       ---------
Assets
Property, Plant and Equipment..................  $ 7,538      $3,402      $  --         $10,940
Less: Accumulated Depreciation and
  Amortization.................................    2,309      1,171          --           3,480
                                                ---------     ------     -------       ---------
  Net Property, Plant and Equipment............    5,229      2,231          --           7,460
Current Assets.................................      632        314         (20)(A)         926
Deferred Charges and Other Assets..............    1,298        965          (9)(B)       2,254
                                                ---------     ------     -------       ---------
Total Assets...................................  $ 7,159      $3,510      $ (29)        $10,640
                                                =========     ======     =======       =========
Capitalization and Liabilities
Capitalization:
  Common Stock Equity..........................  $ 1,040      $ 623       $  (1)(R)     $ 1,662
  Preferred Stock:
     With Mandatory Redemption Provisions......      285         28          --             313
     Without Mandatory Redemption Provisions...      241        210          --             451
  Long-term Debt...............................    2,793      1,225           1(R)        4,019
                                                ---------     ------     -------       ---------
     Total Capitalization......................    4,359      2,086          --           6,445
Current Liabilities............................      733        329         (21)(A)       1,041
Deferred Credits and Other Liabilities.........    2,067      1,095          (8)(A,B)     3,154
                                                ---------     ------     -------       ---------
     Total Capitalization and Liabilities......  $ 7,159      $3,510      $ (29)        $10,640
                                                =========     ======     =======       =========

COMBINED PRO FORMA CONDENSED INCOME STATEMENTS OF THE COMPANY AND TOLEDO EDISON

                                  (UNAUDITED)
                           (DOLLARS ARE IN MILLIONS)

                                                         YEAR ENDED DECEMBER 31, 1994
                                               -------------------------------------------------
                                                    HISTORICAL
                                               --------------------
                                               CLEVELAND     TOLEDO     ADJUST-        PRO FORMA
                                               ELECTRIC      EDISON      MENTS          TOTALS
                                               ---------     ------     -------        ---------
Operating Revenues............................  $ 1,698      $ 865       $(141)(C)      $ 2,422
Operating Expenses............................    1,302        685        (143)(C,D)      1,844
                                               ---------     ------     -------        ---------
  Operating Income............................      396        180           2              578
Deferred Carrying Charges and Other
  Nonoperating Income.........................       31         17          (2)(D,E,R)       46
                                               ---------     ------     -------        ---------
  Income Before Interest Charges..............      427        197          --              624
Interest Charges..............................      242        115          (1)(E)          356
                                               ---------     ------     -------        ---------
  Net Income..................................  $   185      $  82       $   1          $   268
                                               =========     ======     =======        =========
Ratio of Earnings to Fixed Charges............     1.81       1.51          --             1.69

                                                         YEAR ENDED DECEMBER 31, 1993
                                               -------------------------------------------------
                                                    HISTORICAL
                                               --------------------
                                               CLEVELAND     TOLEDO     ADJUST-        PRO FORMA
                                               ELECTRIC      EDISON      MENTS          TOTALS
                                               ---------     ------     -------        ---------
Operating Revenues............................  $ 1,751      $ 871       $(147)(C)      $ 2,475
Operating Expenses............................    1,529        782        (148)(C,D)      2,163
                                               ---------     ------     -------        ---------
  Operating Income............................      222         89           1              312
Write-off of Perry Unit 2.....................     (351)      (232 )        --             (583)
Deferred Carrying Charges, Net and Other
  Nonoperating Income (Loss)..................     (218)       (31 )        (1)(D)         (250)
                                               ---------     ------     -------        ---------
  (Loss) Before Interest Charges..............     (347)      (174 )        --             (521)
Interest Charges..............................      240        115          --              355
                                               ---------     ------     -------        ---------
  Net (Loss)..................................  $  (587)     $(289 )     $  --          $  (876)
                                               =========     ======     =======        =========
Ratio of Earnings to Fixed Charges............       --(*)      -- (*)      --               --(*)

- ---------------

(*) Not meaningful due to a net loss. For the year ended December 31, 1993, the net loss before income taxes and fixed charges for the Company, Toledo Edison and on the combined pro forma basis was $501,503,000, $195,267,000 and $696,771,000, respectively. Such fixed charges during the period were $333,610,000, $233,487,000 and $567,096,000, respectively. The net loss before income taxes and fixed charges included write-offs of $986,036,000, $473,200,000 and $1,459,237,000, respectively, related to the Company's and Toledo Edison's investment in Perry Unit 2 and phase-in plan deferred charges. Other charges of $78,675,000, $55,695,000 and $134,370,000, respectively, attributable to an early retirement program, also contributed to the net loss. Excluding these write-offs and other charges, the ratio of earnings to fixed charges for the Company, Toledo Edison and on the combined pro forma basis would have been 1.68, 1.42 and 1.57, respectively.

                                                         YEAR ENDED DECEMBER 31, 1992
                                              --------------------------------------------------
                                                   HISTORICAL
                                              --------------------
                                              CLEVELAND     TOLEDO     ADJUST-         PRO FORMA
                                              ELECTRIC      EDISON      MENTS           TOTALS
                                              ---------     ------     -------         ---------
Operating Revenues..........................   $ 1,743       $845       $(149)(C)       $ 2,439
Operating Expenses..........................     1,358        695        (150)(C,D)       1,903
                                              ---------     ------     -------         ---------
  Operating Income..........................       385        150           1               536
Deferred Carrying Charges and Other
  Nonoperating Income.......................        63         42          (1)(D)           104
                                              ---------     ------     -------         ---------
  Income Before Interest Charges............       448        192          --               640
Interest Charges............................       243        121          --               364
                                              ---------     ------     -------         ---------
  Net Income................................   $   205       $ 71       $  --           $   276
                                              =========     ======     =======         =========
Ratio of Earnings to Fixed Charges..........      1.89       1.43          --              1.70

- ---------------

NOTES TO COMBINED PRO FORMA CONDENSED BALANCE SHEETS AND INCOME STATEMENTS (UNAUDITED)

The Pro Forma Financial Statements include the following adjustments:

       Elimination of intercompany accounts and notes receivable and accounts and notes
(A)    payable.
(B)    Reclassification of prepaid pension costs.
(C)    Elimination of intercompany operating revenues and operating expenses.
(D)    Elimination of intercompany working capital transactions.
(E)    Elimination of intercompany interest income and interest expense.
(R)    Rounding adjustments.

                            DESCRIPTION OF NEW BONDS

GENERAL

     The New Bonds will be issued as a series of the Company's First Mortgage Bonds ("First Mortgage Bonds") under the Mortgage and Deed of Trust, dated July 1, 1940, from the Company to Guaranty Trust Company of New York as trustee, under which The Chase Manhattan Bank (National Association) is successor trustee ("First Mortgage Trustee"), as supplemented and modified by sixty-eight supplemental indentures and as to be further supplemented by a Sixty-Ninth Supplemental Indenture dated May 1, 1995 and a Seventieth Supplemental Indenture ("Seventieth Supplemental Indenture") to be dated May 2, 1995 (the Mortgage and Deed of Trust as so supplemented called the "First Mortgage"), copies of which are exhibits to the Registration Statement. The New Bonds will be issued under the First Mortgage and the Seventieth Supplemental Indenture. The following summaries of certain provisions of the First Mortgage do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the First Mortgage. For a discussion of the effect on the First Mortgage of the proposed merger of Toledo Edison into the Company, see "Proposed Merger Between the Company and Toledo Edison -- Effect of Proposed Merger on First Mortgage". The Articles cited below refer to Articles of the First Mortgage.

FORM, MATURITY, INTEREST AND PAYMENT


     The New Bonds will be fully registered bonds only, in denominations of $1,000 or any integral multiple thereof, will be dated as of the date of authentication, will mature on May 15, 2005 and will bear interest at the rate per annum set forth in their title, payable semiannually on May 15 and November 15 in each year to Bondholders of record at the close of business on the last day (whether or not a business day) of the calendar month preceding the interest payment date, the first interest payment date being November 15, 1995. Interest on the New Bonds will be computed on the basis of twelve 30-day months and a 360-day year. Principal and interest and premium, if any, will be payable at the agency of the Company in the borough of Manhattan, The City of New York, currently designated as The Chase Manhattan Bank (National Association).

REDEMPTION


     The New Bonds will be redeemable at any time or from time to time on or after May 15, 2002, at the option of the Company, in whole or in part, on at least thirty days' prior notice, upon payment of 100.00% of the principal amount thereof, together in each case with accrued interest to the date of redemption.



SECURITY


     The New Bonds and all First Mortgage Bonds of other series currently outstanding and hereafter issued under the First Mortgage will, in the opinion of counsel for the Company, be secured equally and ratably (except as to any sinking or analogous fund established for the First Mortgage Bonds of any particular series) by a valid and perfected first lien, subject only to certain permitted liens and other encumbrances, on substantially all the property owned and franchises held by the Company, except the following: (a) cash, receivables and contracts not pledged or required to be pledged under the First Mortgage and leases in which the Company is lessor; (b) securities not specifically pledged or required to be pledged under the First Mortgage; (c) property held for consumption in operation or in advance of use for fixed capital purposes or for resale or lease to customers; (d) electric energy and other materials or products produced or purchased by the Company for sale, distribution or use in the ordinary conduct of its business; and (e) all the property of any other corporation which may now or hereafter be wholly or substantially wholly owned by the Company. (Clauses preceding Article I) All property acquired by the Company after June 30, 1940, other than the property excepted from the lien of the First Mortgage, becomes subject to the lien thereof upon acquisition. (Article I and granting and other clauses preceding Article I) Under certain conditions, the First Mortgage permits the Company to acquire property subject to a lien prior to the lien of the First Mortgage. (Article IV)

     Property subject to the lien of the First Mortgage will be released from the lien upon the sale or transfer of such property if the Company deposits the fair value of the property with the First Mortgage Trustee and meets certain other conditions specified in the First Mortgage. (Article VII) Moneys received by the First Mortgage Trustee for the release of property will, under certain circumstances, be applied to redeem outstanding First Mortgage Bonds, be applied to satisfy other obligations of the Company or be paid over to the Company from time to time based upon property additions or refundable First Mortgage Bonds. (Article VIII)

     In the Nineteenth Supplemental Indenture, the First Mortgage was modified to permit the Company without the vote or consent of the holders of any First Mortgage Bonds issued after November 1976 (a) to exclude nuclear fuel from the lien of the First Mortgage to the extent not excluded therefrom by its existing provisions and (b) to revise the definition of property additions which can constitute bondable property to include facilities outside the State even though they are not physically connected with property of the Company in the State and to clarify its general scope.

TITLE TO PROPERTY

     The generating plants and other principal facilities of the Company are owned by the Company, except as follows:

     (a) The Company and Toledo Edison jointly lease from others for a term of about 29 1/2 years starting on October 1, 1987 undivided 6.5%, 45.9% and 44.38% tenant-in-common interests in Units 1, 2 and 3, respectively, of the Mansfield Plant and also jointly lease from others for the same term an 18.26% undivided tenant-in-common interest in Beaver Valley Unit 2, all located in Shippingport, Pennsylvania. The Company owns another 24.47% interest in Beaver Valley Unit 2 as a tenant-in-common.

     (b) Most of the Lake Shore Plant ("Lake Shore") facilities are situated on artificially filled land, extending beyond the natural shoreline of Lake Erie as it existed in 1910. As of December 31, 1994, the cost of the Company's facilities, other than water intake and discharge facilities, located on such artificially filled land aggregated approximately $107,221,000.

     Title to land under the water of Lake Erie within the territorial limits of the State (including artificially filled land) is in the State in trust for the people of the State for the public uses to which it may be adapted, subject to the powers of the United States, the public rights of navigation, water commerce and fishery and the rights of upland owners to wharf out or fill to make use of the water. The State is required by statute, after appropriate proceedings, to grant a lease to an upland owner, such as the Company, which erected and maintained facilities on such filled land prior to October 13, 1955. The Company does not have such a lease from the State with respect to the artificially filled land on which its Lake Shore facilities are located, but the Company's position, on advice of counsel for the Company, is that the Lake Shore facilities and occupancy may not be disturbed because they do not interfere with the free flow of commerce in navigable channels and also constitute, at least in part, and are on land filled pursuant to, the exercise by it of its property rights as owner of the land above the shoreline adjacent to the filled land. The Company does hold permits, under Federal statutes relating to navigation, to occupy such artificially filled land.

     (c) The facilities at Seneca are located on land owned by the United States and occupied by the Company and Pennsylvania Electric Company pursuant to a license issued by the Federal Energy Regulatory Commission for a 50-year period starting December 1, 1965 for the construction, operation and maintenance of a pumped-storage hydroelectric plant.

     (d) The water intake and discharge facilities at the electric generating plants located along Lake Erie and the Ohio River are extended into the lake and river under the Company's property rights as owner of the land above the water line and pursuant to permits under Federal statutes relating to navigation.

     (e) The transmission system is located on land, easements or rights-of-way owned by the Company. The distribution system also is located, in part, on land owned by the Company, but, for the most part, it is located on lands owned by others and on streets and highways. In most cases, the Company has obtained permission from the apparent owner, or, if located on streets and highways, from the apparent owner of the abutting property. The electric underground transmission and distribution systems are located for the most part in public streets. The Pennsylvania portions of the main transmission lines from Seneca, the Mansfield Plant and Beaver Valley Unit 2 are not owned by the Company.

     The fee title which the Company has as a tenant-in-common owner, and the leasehold interests it has as a joint lessee, of certain generating units do not include the right to require a partition or sale for division of proceeds of the units without the concurrence of all the other owners and their respective mortgage trustees and the First Mortgage Trustee.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

     In addition to the $2,697,780,000 principal amount of First Mortgage Bonds outstanding at December 31, 1994 and the principal amount of the New Bonds, additional First Mortgage Bonds may be issued under Article III of the First Mortgage, ranking equally and ratably with such outstanding First Mortgage Bonds and the New Bonds and without limit as to amount, on the basis of: (a) 70% of bondable property (as described under "Description of New Bonds -- Security") not previously used as the basis for issuance of First Mortgage Bonds or applied for some other purpose under the First Mortgage; (b) the deposit of cash (which may be withdrawn thereafter on the basis of bondable property or refundable First Mortgage Bonds); and (c) substitution for refundable First Mortgage Bonds. First Mortgage Bonds become refundable First Mortgage Bonds when they are paid upon maturity, redemption or purchase out of money deposited with the First Mortgage Trustee for such payment or when money for such payment is irrevocably deposited with the First Mortgage Trustee. (Articles I, III and VIII) In general, all property subject to the lien of the First Mortgage which is used or useful in the Company's electric business (including property not located in the State if it is physically connected with property of the Company in the State, either directly or through other property of the Company), which is not subject to an unfunded prior lien and as to which the Company has good title and corporate power to own and operate, is bondable property and as such is available as a basis for the issuance of First Mortgage Bonds. The facilities of the Company on the artificially filled land at Lake Shore will become bondable property only when the Company acquires, under conditions specified in the First Mortgage, either good title to such land or the right to occupy it; and the facilities of the Company on the land at Seneca are not now bondable property. See "Description of New Bonds -- Title to Property". The tenant-in-common interests owned by the Company in certain generating units qualify as bondable property, except that its interest in property located in Pennsylvania, including Beaver Valley Unit 2, does not qualify because it is located outside the State and is not physically connected with property of the Company in the State. With certain exceptions, property which the Company leases from others is not bondable property. (Articles I and III)

     Also, with certain exceptions, in order to issue additional First Mortgage Bonds based on bondable property, net earnings of the Company available for interest and property retirement appropriations for any 12 consecutive months within the 15 calendar months immediately preceding the month in which application for authentication and delivery of such additional First Mortgage Bonds is made must be at least twice the annual interest charges on all First Mortgage Bonds outstanding and on the issue applied for. (Article III)

     At December 31, 1994, the Company would have been permitted to issue approximately $487,000,000 of additional First Mortgage Bonds. The amount of additional First Mortgage Bonds which may be issued will fluctuate depending upon the amount of available refundable First Mortgage Bonds, available bondable property, earnings and interest rates.

COVENANT TO CHARGE EARNINGS NOT APPLICABLE TO THE NEW BONDS

     The supplemental indentures applicable to First Mortgage Bonds issued prior to 1974 contain a covenant to the effect that, so long as any of those First Mortgage Bonds remain outstanding (which will be until November 15, 2005, assuming no prior redemption), the Company will charge against earnings, and credit to reserves for depreciation and retirement of property, an amount not less than 15% of gross operating revenues for each year (after deducting the costs of purchased power and net electric energy received on interchange), less the amounts expended for maintenance and repairs during the year. The Seventieth Supplemental Indenture will not extend such covenant to the New Bonds.

REMEDIES IN THE EVENT OF DEFAULT

     Events of default under the First Mortgage include the failure of the Company (a) to pay the principal of or premium, if any, on any First Mortgage Bond when due; (b) to pay any interest on or sinking fund obligation of any First Mortgage Bond within 30 days after it is due; (c) to pay the principal of or interest on any prior lien bonds within any allowable period; (d) to discharge, appeal or obtain the stay of any final judgment against the Company in excess of $100,000 within 30 days after it is rendered; or (e) to perform any other covenant in the First Mortgage within 60 days after notice to the Company from the First Mortgage Trustee or the holders of not less than 15% in principal amount of the First Mortgage Bonds. Events of default also include certain events of bankruptcy, insolvency or reorganization in bankruptcy or insolvency of the Company. (Article IX) The Company is required to furnish periodically to the First Mortgage Trustee a certificate as to the absence of any default or as to compliance with the terms of the First Mortgage, and such a certificate is also required in connection with the issuance of any additional First Mortgage Bonds and in certain other circumstances. (Article III) The First Mortgage provides that the First Mortgage Trustee, within 90 days after notice of defaults under the First Mortgage (60 days with respect to events of default described in (e) above), is required to give notice of such defaults to all holders of First Mortgage Bonds, but, except in the case of a default resulting from the failure to make any payment of principal of or interest on the First Mortgage Bonds or in the payment of any sinking or purchase fund installments, the First Mortgage Trustee may withhold such notice if it determines in good faith that it is in the best interests of the holders of the First Mortgage Bonds to do so. (Article XIII)

     Upon the occurrence of any event of default, the First Mortgage Trustee or the holders of not less than 25% in principal amount of the First Mortgage Bonds may declare the principal amount of all First Mortgage Bonds due, and, if the Company cures all defaults before a sale of the mortgaged property, the holders of a majority in principal amount of the First Mortgage Bonds may waive the default. If any event of default occurs, the First Mortgage Trustee also may (a) take possession of and operate the mortgaged property for the purpose of paying the principal of and interest on the First Mortgage Bonds; (b) sell at public auction all of the mortgaged property, or such parts thereof as the holders of a majority in principal amount of the First Mortgage Bonds may request or, in the absence of such request, as the First Mortgage Trustee may determine;

(c) bring suit to enforce payment of the principal of and interest on the First Mortgage Bonds, to foreclose the First Mortgage or for the appointment of a receiver of the mortgaged property; and (d) pursue any other remedy. (Article
IX)

     No holder of First Mortgage Bonds may institute any action, suit or proceeding for any remedy under the First Mortgage unless he has previously given the First Mortgage Trustee written notice of a default by the Company, and in addition: (a) the holders of not less than 25% in principal amount of the First Mortgage Bonds have requested the First Mortgage Trustee and afforded it a reasonable opportunity to exercise its powers under the First Mortgage or to institute such action, suit or proceeding in its own name; (b) such holder has offered to the First Mortgage Trustee security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred thereby; and (c) the First Mortgage Trustee has refused or neglected to comply with such request within a reasonable time. The holders of a majority in principal amount of the First Mortgage Bonds, upon furnishing the First Mortgage Trustee with security and indemnification satisfactory to it, may require the First Mortgage Trustee to pursue any available remedy, and any holder of the First Mortgage Bonds has the absolute and unconditional right to enforce the payment of the principal of and interest on his First Mortgage Bonds. (Article IX)

MODIFICATION OF FIRST MORTGAGE AND FIRST MORTGAGE BONDS

     Certain modifications which do not in any manner impair any of the rights of the holders of any series of First Mortgage Bonds then outstanding or of the First Mortgage Trustee may be made without the vote of the holders of the First Mortgage Bonds by supplemental indenture entered into between the Company and the First Mortgage Trustee. (Article XIV)

     Modifications of the First Mortgage or any indenture supplemental thereto, and of the rights and obligations of the Company and of holders of all series of First Mortgage Bonds outstanding, may be made with the consent of the Company by the vote of the holders of at least 80% in principal amount of the outstanding First Mortgage Bonds entitled to vote at a meeting of the holders of the First Mortgage Bonds or, if one or more, but less than all, of the series of First Mortgage Bonds outstanding under the First Mortgage are affected by any such modification, by the vote of the holders of at least 80% in principal amount of the outstanding First Mortgage Bonds entitled to vote of each series so affected; but no such modification may be made which will affect the terms of payment of the principal of or premium, if any, or interest on any First Mortgage Bond issued under the First Mortgage or to change the voting percentage described above to less than 80% with respect to any First Mortgage Bonds outstanding when such modification becomes effective. First Mortgage Bonds owned or held by or for the account or benefit of the Company or an affiliate of the Company (as defined in the First Mortgage) are not entitled to vote. (Article
XV) In the Nineteenth Supplemental Indenture, the First Mortgage was modified, effective when none of the First Mortgage Bonds of any series issued prior to December 1976 are outstanding, so as to change the 80% voting requirements discussed above to 60%. Based on the series of First Mortgage Bonds outstanding at December 31, 1994, the 60% voting requirement will become effective on May 1, 2009.

DEFEASANCE AND DISCHARGE

     The First Mortgage provides that the Company will be discharged from any and all obligations under the First Mortgage if the Company pays the principal and interest and premium, if any, due on all First Mortgage Bonds outstanding in accordance with the terms stipulated in each such Bond and if the Company has performed all other obligations under the First Mortgage. In the event of such discharge, the Company has agreed to continue to indemnify the First Mortgage Trustee from any liability arising out of the First Mortgage. (Article XVI)

BOOK ENTRY SYSTEM

     The Depository Trust Company ("DTC") will act as securities depository for the New Bonds and the New Bonds initially will be issued solely in book-entry form to be held under DTC's book-entry-only system ("book entry system"), registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered bond in the aggregate principal amount of the New Bonds will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of the New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC's records. The ownership interest of each actual purchaser of each New Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Bonds, except in the event that use of the book entry system for the New Bonds is discontinued.

     To facilitate subsequent transfers, all New Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the New Bonds are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the New Bonds. Under its usual procedures, DTC mails an Omnibus Proxy to the First Mortgage Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Settlement for the New Bonds will be made by the Underwriters in immediately available funds. While the New Bonds are held under DTC's book entry system, principal and interest payments on the New Bonds will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the First Mortgage Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants. Secondary trades in long-term bonds, notes and debentures of corporate issuers are generally settled in clearinghouse or next-day funds. In contrast, while the New Bonds are held under DTC's book entry system, the New Bonds will trade in DTC's same-day funds settlement system, and secondary market trading in the New Bonds will therefore be required by DTC to settle in immediately available funds.

     DTC may discontinue providing its services as securities depository with respect to the New Bonds at any time by giving reasonable notice to the Company or the First Mortgage Trustee, or the Company may remove DTC as the securities depository for the New Bonds. Under such circumstances, bond certificates are required to be delivered. The Beneficial Owners, upon registration of certificates held in the Beneficial Owners' names, will become the registered owners of the New Bonds.

     So long as Cede & Co. is the registered owner of the New Bonds, as nominee of DTC, references herein to the registered owners of the New Bonds will mean Cede & Co. and will not mean the Beneficial Owners. Under the First Mortgage, payments made by the Company to DTC or its nominee will satisfy the Company's obligations under the First Mortgage and the New Bonds, to the extent of the payments so made. Beneficial Owners will not be, and will not be considered by the Company or the First Mortgage Trustee to be, and will not have any rights as, holders of New Bonds under the First Mortgage.

     THE COMPANY, THE UNDERWRITERS AND THE FIRST MORTGAGE TRUSTEE WILL HAVE NO RESPONSIBILITY OR OBLIGATION TO ANY DIRECT PARTICIPANT, INDIRECT PARTICIPANT OR ANY BENEFICIAL OWNER OR ANY OTHER PERSON NOT SHOWN ON THE REGISTRATION BOOKS OF THE FIRST MORTGAGE TRUSTEE AS BEING A REGISTERED OWNER WITH RESPECT TO: (1) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT; (2) THE PAYMENT OF ANY AMOUNT DUE BY DTC TO ANY DIRECT PARTICIPANT OR BY ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL AMOUNT OF OR INTEREST OR ANY PREMIUM ON THE NEW BONDS;
(3) THE DELIVERY OF ANY NOTICE BY DTC TO ANY DIRECT PARTICIPANT OR BY ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT TO ANY BENEFICIAL OWNER WHICH IS REQUIRED OR PERMITTED TO BE GIVEN TO REGISTERED OWNERS UNDER THE TERMS OF THE FIRST MORTGAGE; (4) THE SELECTION OF THE BENEFICIAL OWNERS TO RECEIVE PAYMENT IN THE EVENT OF ANY PARTIAL REDEMPTION OF THE NEW BONDS; OR (5) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC AS REGISTERED OWNER.

     The Company, the First Mortgage Trustee and the Underwriters cannot and do not give any assurances that DTC will distribute payments of debt service on the New Bonds made to DTC or its nominee as the registered owner, or any redemption or other notices, to the Participants, or that the Participants or others will distribute such payments or notices to the Beneficial Owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this Prospectus.

                                 LEGAL OPINIONS

     Legal matters with respect to the securities offered hereby will be passed upon for the Company by Terrence G. Linnert, Mary E. O'Reilly or Kevin P. Murphy, counsel for the Company, and for the Underwriters by Baker & Hostetler, 3200 National City Center, Cleveland, Ohio 44114.

                                    EXPERTS

     The statements as to matters of law and legal conclusions under the headings "General Regulation", "Environmental Regulation", "Electric Rates", "Title to Property" and "Legal Proceedings" in the Form 10-K, under the heading "Description of New Bonds" in this Prospectus and under the heading "Indemnification of Directors and Officers" in the Registration Statement are made on the authority of Terrence G. Linnert, Mary E. O'Reilly or Kevin P. Murphy, as an expert. Mr. Linnert is Vice President of the Company and Centerior and Vice President-Legal & Governmental Affairs and General Counsel of the Service

Company, Mrs. O'Reilly is Managing Attorney of the Service Company and Mr. Murphy is Senior Corporate Counsel of the Service Company.

     The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, included in the Form 10-K and included in or incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes a change made in the method of accounting for postretirement benefits other than pensions in 1993, as discussed in Note 9 to the financial statements.

                                  UNDERWRITING


     Under the terms of and subject to the conditions contained in an Underwriting Agreement dated May 9, 1995, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to each Underwriter, severally, the respective principal amount of the New Bonds set forth below.



                                                                                  PRINCIPAL
                                 UNDERWRITER                                        AMOUNT
- -----------------------------------------------------------------------------    ------------
Morgan Stanley & Co. Incorporated............................................    $180,000,000
Lehman Brothers Inc..........................................................     120,000,000
                                                                                 ------------
        Total................................................................    $300,000,000
                                                                                  ===========


     The Underwriting Agreement provides that the several obligations of the Underwriters are subject to the approval by counsel of certain legal matters in connection with the New Bonds and to certain other conditions. The Underwriters are committed to take and pay for all of the New Bonds if any are taken.


     The Underwriters propose to offer part of the New Bonds directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of .250% of the principal amount of the New Bonds. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .125% of the principal amount of the New Bonds to certain other dealers. After the initial offering of the New Bonds, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act.

     The Company does not intend to apply for listing of the New Bonds on a national securities exchange, but has been advised by the Underwriters that they currently intend to make a market in the New Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the New Bonds and any such market making, if initiated, may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the New Bonds.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Financial Statements for the Year Ended December 31, 1994
  (Reprinted from the Company's Annual Report to Share Owners)
     Management's Financial Analysis..................................................  F-2
     Income Statement.................................................................  F-7
     Retained Earnings................................................................  F-7
     Cash Flows.......................................................................  F-8
     Balance Sheet....................................................................  F-9
     Statement of Preferred Stock.....................................................  F-11
     Notes to the Financial Statements................................................  F-12
     Report of Independent Public Accountants.........................................  F-22
     Financial and Statistical Review.................................................  F-23

Management's Financial Analysis

OUTLOOK

STRATEGIC PLAN

We made significant strides in achieving the objectives of the comprehensive strategic action plan announced in January 1994. Centerior Energy Corporation (Centerior Energy), along with The Cleveland Electric Illuminating Company (Company) and The Toledo Edison Company (Toledo Edison), created the strategic plan to strengthen their financial and competitive position through the year 2001. The Company and Toledo Edison are the two wholly owned electric utility subsidiaries of Centerior Energy. The plan's objectives relate to the combined operations of all three companies. The objectives are to achieve profitable revenue growth, become an industry leader in customer satisfaction, build a winning employee team, attain increasingly competitive power supply costs and maximize share owner return on Centerior Energy common stock. To achieve these objectives, we will continue to control expenditures and reduce our outstanding debt and preferred stock. In addition, we will increase revenues by finding new uses for existing assets and resources, implementing new marketing programs and restructuring rates when appropriate. We will also improve the operating performance of our generating plants and take other appropriate actions.

During 1994, we made progress toward most of our long-term objectives. The Company and Toledo Edison initiated a marketing plan designed to increase total retail revenues (exclusive of fuel cost recovery revenues and weather influences) by 2-3% annually through 2001. Our new customer service activities are intended to raise our customer satisfaction rating. Our employees achieved enough of their established objectives for the year to receive a $500 per eligible employee incentive compensation award. The work undertaken during refueling outages at the Davis-Besse Nuclear Power Station (Davis-Besse) and Perry Nuclear Power Plant Unit 1 (Perry Unit 1) as well as the outage work at our fossil-fueled plants should help us achieve our long-term objective of reducing variable power costs to a more competitive level. Strong cash flow continued in 1994 and the Company's fixed-income obligations were reduced by $77 million. Also, the Company's total operation and maintenance expenses declined $71 million, exclusive of one-time charges in 1993.

We are taking aggressive steps to increase revenues through our enhanced marketing plan and to control costs. The full impact of these efforts will take time. In the meantime, the Company and Toledo Edison must raise revenues by restructuring rates. Accordingly, the Company and Toledo Edison are preparing to file a request with The Public Utilities Commission of Ohio (PUCO) to be effective in 1996. Meaningful cost control and marketing strategies will mitigate the need for additional rate increases and help us meet competition.

COMPETITION

We are implementing strategies designed to create and enhance our competitive advantages and to overcome the competitive disadvantages that we face due to regulatory and tax constraints and our high retail cost structure.

Currently our most pressing competition comes from two municipal electric systems in our service area. Our rates are generally higher than those of the two municipal systems due largely to their exemption from taxation, the lower cost financing available to them, the continued availability to them of lower cost power through short-term power purchases and their access to cheaper governmental power. We are seeking to address the tax disparity through the legislative process. In 1994, the Ohio Governor's Tax Commission recommended the replacement of the gross receipts and personal property taxes currently levied only on investor-owned utilities and collected through rates with a different tax collected from customers of all electric utilities, including municipal systems. Investor-owned utilities would reduce rates upon repeal of the existing taxes. We are now working to submit this proposal to the Ohio legislature.

We face the threat that municipalities in our service area could establish new systems and continue expanding existing systems. We are responding with aggressive marketing programs and by emphasizing the value of our service and the risks of a municipal system: substantial, long-term debt; no guarantee of low-cost wholesale electricity; the difficulty of forecasting costs; and the uncertainty of market share as a result of our aggressive competition. Generally, these municipalities have determined that developing a system is not feasible or have agreed with us not to pursue development of a system at this time. Although some communities continue to be interested in municipalization, we believe that we offer the best value and most reliable source of electric service in our territory.

The larger municipal system in our service area, Cleveland Public Power (CPP), is constructing new transmission and distribution facilities extending into eastern portions of Cleveland. CPP also plans to expand to western portions of Cleveland. CPP's expansion reduced our annual net income by about $4 million in 1993 and an additional $3 million in 1994. We estimate our net income will continue to be reduced by an additional $4 million to $5 million each year in the 1995-1999 period because of CPP's expansion. Despite CPP's expansion efforts, we have been successful in retaining most of the large industrial and commercial customers in the expansion areas by providing economic incentives in exchange for sole-supplier contracts. We have similar contracts with customers in other parts of our service area. Approximately 90% of our industrial revenues under contract will not be up for renewal until 1997 or later. As these contracts expire, we expect to renegotiate them and retain the customers. In addition, an increasing number of CPP customers are converting back to our service.

The Energy Policy Act of 1992 will increase competition in the electric utility industry by allowing broader access to a utility's transmission system. It should not significantly increase the competitive threat to us since we have been required to wheel electricity to municipal systems in our service area since 1977 under operating licenses for our nuclear generating units. Further, the government could eventually require utilities to deliver power from other utilities or generation sources to their retail customers. To combat this threat, we are offering incentives such as energy-efficiency improvements and reductions in demand charges for increased electricity usage to our industrial and commercial customers in return for long-term commitments.

RATE MATTERS

Under the Rate Stabilization Program discussed in Note 7, we agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, we are permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. Amortization and recovery of the deferrals are expected to begin in 1996 with future rate recognition and will continue over the average life of the related assets, or between 17 and 30 years. The continued use of these regulatory accounting measures in 1995 will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates. Our analysis leading to certain year-end 1993 financial actions and the strategic plan also included an evaluation of our regulatory accounting measures. See Regulatory Accounting below and Note 7. We decided that, once the deferral of expenses and acceleration of benefits under the Rate Stabilization Program are completed in 1995, we should no longer plan to use these measures to the extent we have in the past.

REGULATORY ACCOUNTING

As described in Notes 1(a) and 7, the Company complies with the provisions of Statement of Financial Accounting Standards (SFAS) 71. We continually monitor changes in market and regulatory conditions and consider the effects of such changes in assessing the continuing applicability of SFAS 71. Criteria that could give rise to discontinuation of the application of SFAS 71 include: (1) increasing competition which significantly restricts the Company's ability to establish rates to recover operating costs, return requirements and the amortization of regulatory assets and (2) a significant change in the manner in which rates are set by the PUCO from cost-based regulations to some other form of regulations. In the event we determine that the Company no longer meets the criteria for following SFAS 71, the Company would be required to record a before-tax charge to write off the regulatory assets shown in Note 7. In addition, we would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS 71 would also result in an impairment of the net book value of the Company's property, plant and equipment.

The Company's write-off in 1993 of the phase-in deferred operating expenses and carrying charges (phase-in deferrals) discussed in Note 7 resulted from our conclusion that projected revenues for the 1994-1998 period would not provide for recovery of such deferrals as scheduled by the PUCO order. This short time frame for recovery of the phase-in deferrals is a requirement under the accounting standard for phase-in plans of regulated enterprises, SFAS 92. The remaining recovery periods for all remaining regulatory assets are between 17 and 34 years. We believe the Company's rates will provide for recovery of these assets over the relevant periods and SFAS 71 continues to apply.

NUCLEAR OPERATIONS

The Company has interests in three nuclear generating units -- Davis-Besse, Perry Unit 1 and Beaver Valley Power Station Unit 2 (Beaver Valley Unit 2). Toledo Edison operates Davis-Besse and the Company operates Perry Unit 1. Davis-Besse and Beaver Valley Unit 2 have been operating extremely well, with each unit having a three-year availability average at year-end 1994 that exceeded the three-year industry average of 80% for similar reactors. However, the three-year availability average of Perry Unit 1 was below the three-year industry availability average for that reactor type.

In 1994, Davis-Besse had an availability factor of 88%. Further, Davis-Besse completed the shortest refueling and maintenance outage in its history in 1994, returning to service just 46 days after shutting down. The Company is in the process of upgrading Perry Unit 1 to the same level. For seven months in 1994, Perry Unit 1 was out of service for its fourth refueling and maintenance outage. Work was also performed in connection with the comprehensive course of action developed in 1993 to improve the operating performance of Perry Unit 1. Work in connection with that course of action is ongoing.

We externally fund the estimated costs for the future decommissioning of our nuclear units. In 1993 and 1994, we increased our decommissioning expense accruals because of revisions in our cost estimates. See Note 1(e).

Our nuclear units may be impacted by activities or events beyond our control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit. If one of our nuclear units is taken out of service for an extended period for any reason, including an accident at such unit or any other nuclear facility, we cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking our affected unit out of rate base, thereby not permitting us to recover our investment in and earn a return on it, or disallowing certain construction or maintenance costs. An extended outage coupled with unfavorable rate treatment could have a material adverse effect on our financial condition and results of operations.

HAZARDOUS WASTE DISPOSAL SITES

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (Superfund) established programs addressing the cleanup of hazardous waste disposal sites, emergency preparedness and other issues. The Company has been named as a "potentially responsible party" (PRP) for three sites listed on the Superfund National Priorities List (Superfund List) and is aware of its potential involvement in the cleanup of several other sites. Allegations that the Company disposed of hazardous waste at these sites, and the amounts involved, are often unsubstantiated and subject to dispute. Superfund provides that all PRPs for a particular site can be held liable on a joint and several basis. If the Company were held liable for 100% of the cleanup costs of all of the sites referred to above, the cost could be as high as $350 million. However, we believe that the actual cleanup costs will be substantially lower than $350 million, that the Company's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. The Company has accrued a liability totaling $8 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

COMMON STOCK DIVIDENDS

Centerior Energy's common stock dividend has been funded in recent years primarily by common stock dividends paid by the Company. We expect this practice to continue for the foreseeable future. In 1994, Centerior Energy lowered its common stock dividend which reduced its cash outflow by over $110 million annually. This action, in turn, reduced the common stock cash dividend demand on the Company. The Company is using the increased retained cash to redeem debt and preferred stock more quickly than would otherwise be the case. This has helped improve the Company's capitalization structure and fixed charge coverage ratios.

MERGER OF TOLEDO EDISON INTO THE COMPANY

We continue to seek the necessary regulatory approvals to complete the merger of Toledo Edison into the Company which was announced in 1994. The Company and Toledo Edison plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995. See Note 15.

INFLATION

Although the rate of inflation has eased in recent years, we are still affected by even modest inflation which causes increases in the unit cost of labor, materials and services.

CAPITAL RESOURCES AND LIQUIDITY

1992-1994 CASH REQUIREMENTS

We need cash for normal corporate operations, the mandatory retirement of securities and constructing and modifying facilities. Construction is needed to meet anticipated demand for electric service, comply with government regulations and protect the environment. Over the three-year period 1992-1994, construction and mandatory retirement needs totaled approximately $940 million. In addition, we exercised options to redeem and purchase approximately $470 million of our securities.

We raised $989 million through security issues and term bank loans during the 1992-1994 period. The Company also utilized short-term borrowings to help meet its cash needs. The Company had $58 million of notes payable to affiliates at December 31, 1994. See Note 12. Although write-offs of the Company's Perry Nuclear Power Plant Unit 2 (Perry Unit 2) investment and phase-in deferrals in 1993 negatively affected earnings, they did not adversely affect cash flow. See Notes 4(b) and 7.

1995 AND BEYOND CASH REQUIREMENTS

Estimated cash requirements for 1995-1999 for the Company are $802 million for construction and $832 million for the mandatory redemption of debt and preferred stock. The Company expects to finance externally about two-thirds of its 1995 cash requirements of approximately $451 million and about one-third of its 1996 cash requirements of approximately $320 million. The Company expects to meet nearly all of its 1997-1999 requirements through internal cash generation and current cash resources. If economical, additional securities may be redeemed under optional redemption provisions. We expect that the Company's continued strong cash flow will reduce borrowing requirements and outstanding debt and preferred stock during this period.
Cash expenditures to comply with the Clean Air Act Amendments of 1990 (Clean Air
Act) are estimated to be approximately $65 million over the 1995-1999 period. See Note 4(a).

LIQUIDITY

Additional first mortgage bonds may be issued by the Company under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. If the applicable interest coverage test is met, the Company may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds. At December 31, 1994, the Company would have been permitted to issue approximately $487 million of additional first mortgage bonds.

The Company also is able to raise funds through the sale of subordinated debt and preferred and preference stock. There are no restrictions on the Company's ability to issue preferred or preference stock.

In 1995, the Company plans to raise funds through the sale of first mortgage bonds and the collateralization of accounts receivable. In addition, the Company expects to issue first mortgage bonds as collateral security for the sale by a public authority of tax-exempt bonds.

The Company is a party to a $205 million revolving credit facility which runs through mid-1996. See Note 12. The Company had $66 million of cash and temporary cash investments at the end of 1994. The Company is unable to issue commercial paper because of its below investment grade commercial paper ratings.

The foregoing financing resources are expected to be sufficient for the Company's needs over the next several years. However, the availability and cost of capital to meet the Company's external financing needs also depend upon such factors as financial market conditions and its credit ratings. Current credit ratings for the Company are as follows:

                                     Standard          Moody's
                                     & Poor's         Investors
                                    Corporation     Service, Inc.
                                    -----------     -------------
First mortgage bonds                  BB                 Ba2
Unsecured notes                        B+                Ba3
Preferred stock                        B                  b2

RESULTS OF OPERATIONS

1994 VS. 1993

Factors contributing to the 3% decrease in 1994 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                           $   2
  Wholesale Revenues                                   (48)
  Fuel Cost Recovery Revenues                          (13)
  Miscellaneous Revenues                                 6
                                                     -----
      Total                                          $ (53)
                                                     -----

The Company experienced good retail kilowatt-hour sales growth in the commercial and industrial categories in 1994; the residential category was negatively impacted by weather conditions, particularly during the summer. The revenue decrease resulted primarily from milder weather conditions in 1994 and 53% lower wholesale sales. Weather reduced base rate revenues approximately $8 million from the 1993 amount. Although total sales decreased by 4.6%, commercial sales increased 2.4%. Industrial sales increased 0.7% on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. This growth substantiated an economic resurgence in Northeastern Ohio. Residential sales declined 0.2% because of the weather factor. Other sales decreased by 42% because of the lower sales to wholesale customers attributable to expiration of a wholesale power agreement, softer wholesale market conditions and limited power availability for bulk power transactions at certain times because of generating plant outages. Lower 1994 fuel cost recovery revenues resulted from favorable changes in the fuel cost factors. The weighted average of these factors dropped by approximately 5%.

For 1994, operating revenues were 31% residential, 32% commercial, 30% industrial and 7% other and kilowatt-hour sales were 24% residential, 29% commercial, 39% industrial and 8% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.09 and $.06, respectively.

Operating expenses were 15% lower in 1994. Operation and maintenance expenses for 1993 included $130 million of net benefit expenses related to an early retirement program, called the Voluntary Transition Program (VTP), and other charges totaling $35 million. The VTP benefit expenses in 1993 consisted of $102 million of costs for the Company plus $28 million for the Company's pro rata share of the costs for its affiliate, Centerior Service Company (Service Company). Two other significant reasons for lower operation and maintenance expenses in 1994 were a smaller work force and ongoing cost reduction measures. More nuclear generation and less coal-fired generation accounted for a large part of the lower fuel and purchased power expenses in 1994. Depreciation and amortization expenses increased primarily because of higher nuclear plant decommissioning expenses as discussed in Note 1(e). Deferred operating expenses were greater primarily because of the write-off of $117 million of phase-in deferred operating expenses in 1993 as discussed in Note 7. The 1993 deferrals also included $52 million of postretirement benefit curtailment cost deferrals related to the VTP. See Note 9(b). Federal income taxes increased as a result of higher pretax operating income.

As discussed in Note 4(b), $351 million of our Perry Unit 2 investment was written off in 1993. Also, as discussed in Note 7, phase-in deferred carrying charges of $519 million were written off in 1993. The change in the federal income tax credit amounts for nonoperating income was attributable to these write-offs.

1993 VS. 1992

Factors contributing to the 0.5% increase in 1993 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                           $  27
  Fuel Cost Recovery Revenues                          (13)
  Base Rates and Miscellaneous                         (10)
  Wholesale Sales                                        4
                                                     -----
      Total                                          $   8
                                                     -----

The revenue increase resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $32 million of higher 1993 base rate revenues. Hot summer weather in 1993 boosted residential, commercial and wholesale kilowatt-hour sales. In contrast, the 1992 summer was the coolest in 56 years for Northeastern Ohio. Residential and commercial sales also increased as a result of colder late-winter temperatures in 1993 which increased electric heating-related demand. As a result, total sales increased 2.9% in 1993. Residential and commercial sales increased 4.4% and 3.1%, respectively. Industrial sales decreased 1%. Lower sales to large steel industry customers were partially offset by increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Other sales increased 12% because of increased sales to wholesale customers. The decrease in 1993 fuel cost recovery revenues resulted from changes in the fuel cost factors. The weighted average of these factors decreased approximately 5%. Base rates and miscellaneous revenues decreased in 1993 primarily from lower revenues under contracts having reduced rates with certain large customers and a declining rate structure tied to usage. The contracts have been negotiated to meet competition and encourage economic growth.

For 1993, operating revenues were 31% residential, 31% commercial, 29% industrial and 9% other and kilowatt-hour sales were 23% residential, 27% commercial, 37% industrial and 13% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.10 and $.06, respectively. The changes from 1992 were not significant.

Operating expenses increased 12% in 1993. The increase in total operation and maintenance expenses resulted from the $130 million of net benefit expenses related to the VTP, other charges totaling $35 million and an increase in other operation and maintenance expenses. The increase in other operation and maintenance expenses resulted from higher environmental expenses, power restoration and repair expenses following a July 1993 storm, and an increase in other postretirement benefit expenses. See Note 9 for information on retirement benefits. Deferred operating expenses decreased because of the write-off of the phase-in deferred operating expenses in 1993. Federal income taxes decreased as a result of lower pretax operating income.

As mentioned above, $351 million of our Perry Unit 2 investment was written off in 1993. Credits for carrying charges recorded in nonoperating income decreased because of the write-off of the phase-in deferred carrying charges in 1993. The federal income tax credit for nonoperating income in 1993 resulted from the write-offs.

Income Statement    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                       For the years ended December
                                                                                   31,
                                                                       ----------------------------
                                                                        1994       1993       1992
                                                                       ------     ------     ------
                                                                          (millions of dollars)
OPERATING REVENUES                                                     $1,698     $1,751     $1,743
                                                                       ------     ------     ------
OPERATING EXPENSES
  Fuel and purchased power (1)                                            391        423        434
  Other operation and maintenance                                         394        433        410
  Generation facilities rental expense, net                                56         56         55
  Early retirement program expenses and other                              --        165         --
                                                                       ------     ------     ------
     Total operation and maintenance                                      841      1,077        899
  Depreciation and amortization                                           195        182        179
  Taxes, other than federal income taxes                                  218        221        226
  Deferred operating expenses, net                                        (34)        27        (35)
  Federal income taxes                                                     82         22         89
                                                                       ------     ------     ------
                                                                        1,302      1,529      1,358
                                                                       ------     ------     ------
OPERATING INCOME                                                          396        222        385
                                                                       ------     ------     ------
NONOPERATING INCOME (LOSS)
  Allowance for equity funds used during construction                       4          4          1
  Other income and deductions, net                                          6         (5)         8
  Write-off of Perry Unit 2                                                --       (351)        --
  Deferred carrying charges, net                                           25       (487)        59
  Federal income taxes -- credit (expense)                                 (4)       270         (5)
                                                                       ------     ------     ------
                                                                           31       (569)        63
                                                                       ------     ------     ------
INCOME (LOSS) BEFORE INTEREST CHARGES                                     427       (347)       448
                                                                       ------     ------     ------
INTEREST CHARGES
  Debt interest                                                           247        244        243
  Allowance for borrowed funds used during construction                    (5)        (4)        --
                                                                       ------     ------     ------
                                                                          242        240        243
                                                                       ------     ------     ------
NET INCOME (LOSS)                                                         185       (587)       205
PREFERRED DIVIDEND REQUIREMENTS                                            45         45         41
                                                                       ------     ------     ------
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK                             $  140     $ (632)    $  164
                                                                       ------     ------     ------

- ---------------
(1) Includes purchased power expense of $111 million, $120 million and $130 million in 1994, 1993 and 1992, respectively, for all purchases from Toledo Edison.

Retained Earnings
                                                                          For the years ended
                                                                             December 31,
                                                                       -------------------------
                                                                       1994      1993      1992
                                                                       -----     -----     -----
                                                                         (millions of dollars)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR                       $(280)    $ 545     $ 578
                                                                       -----     -----     -----
ADDITIONS
  Net income (loss)                                                      185      (587)      205
DEDUCTIONS
  Dividends declared:
     Common stock                                                       (122)     (189)     (195)
     Preferred stock                                                     (45)      (48)      (41)
  Other, primarily preferred stock redemption expenses                    --        (1)       (2)
                                                                       -----     -----     -----
     Net Increase (Decrease)                                              18      (825)      (33)
                                                                       -----     -----     -----
RETAINED EARNINGS (DEFICIT) AT END OF YEAR                             $(262)    $(280)    $ 545
                                                                       -----     -----     -----

The accompanying notes are an integral part of these statements.

Cash Flows          The Cleveland Electric Illuminating Company and Subsidiaries

                                                                                 For the years ended
                                                                                    December 31,
                                                                              -------------------------
                                                                              1994      1993      1992
                                                                              -----     -----     -----
                                                                                (millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES (1)
  Net Income (Loss)                                                           $ 185     $(587)    $ 205
                                                                              -----     -----     -----
  Adjustments to Reconcile Net Income (Loss) to Cash from Operating
     Activities:
     Depreciation and amortization                                              195       182       179
     Deferred federal income taxes                                               50      (292)       66
     Investment tax credits, net                                                 --        --        (8)
     Unbilled revenues                                                           27        (6)       (7)
     Deferred fuel                                                              (20)        4         6
     Deferred carrying charges, net                                             (25)      487       (59)
     Leased nuclear fuel amortization                                            55        47        70
     Deferred operating expenses, net                                           (34)       27       (35)
     Allowance for equity funds used during construction                         (4)       (4)       (1)
     Noncash early retirement program expenses, net                              --       125        --
     Write-off of Perry Unit 2                                                   --       351        --
     Changes in amounts due from customers and others, net                       10         5         6
     Changes in inventories                                                       2        17        (2)
     Changes in accounts payable                                                (34)       18         7
     Changes in working capital affecting operations                              3        29        (4)
     Other noncash items                                                          4         5       (11)
                                                                              -----     -----     -----
       Total Adjustments                                                        229       995       207
                                                                              -----     -----     -----
          Net Cash from Operating Activities                                    414       408       412
                                                                              -----     -----     -----
CASH FLOWS FROM FINANCING ACTIVITIES (2)
  Bank loans, commercial paper and other short-term debt                         --       (10)       10
  Notes payable to affiliates                                                    58       (11)      (13)
  First mortgage bond issues                                                     46       280       324
  Secured medium-term note issues                                                --        35        90
  Term bank loan                                                                 --        40        --
  Preferred stock issues                                                         --       100        74
  Maturities, redemptions and sinking funds                                    (116)     (345)     (481)
  Nuclear fuel lease obligations                                                (60)      (59)      (65)
  Dividends paid                                                               (142)     (232)     (235)
  Premiums, discounts and expenses                                               (1)      (11)       (7)
                                                                              -----     -----     -----
          Net Cash from Financing Activities                                   (215)     (213)     (303)
                                                                              -----     -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES (2)
  Cash applied to construction                                                 (164)     (167)     (152)
  Interest capitalized as allowance for borrowed funds used during
     construction                                                                (5)       (4)       --
  Contributions to nuclear plant decommissioning trusts                         (14)       (5)       (5)
  Other cash received (applied)                                                 (27)       24       (15)
                                                                              -----     -----     -----
          Net Cash from Investing Activities                                   (210)     (152)     (172)
                                                                              -----     -----     -----
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS                               (11)       43       (63)
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                         77        34        97
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                            $  66     $  77     $  34
                                                                              -----     -----     -----

- ---------------
(1) Interest paid (net of amounts capitalized) was $208 million, $204 million and $205 million in 1994, 1993 and 1992, respectively. Income taxes paid were $15 million in 1994 and $28 million in both 1993 and 1992.

(2) Increases in Nuclear Fuel and Nuclear Fuel Lease Obligations in the Balance Sheet resulting from the noncash capitalizations under nuclear fuel agreements are excluded from this statement.

The accompanying notes are an integral part of this statement.

Balance Sheet

                                                                                         December 31,
                                                                                       ----------------
                                                                                        1994      1993
                                                                                       ------    ------
                                                                                         (millions of
                                                                                           dollars)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant in service                                                             $6,871    $6,734
     Less: accumulated depreciation and amortization                                    2,014     1,889
                                                                                       ------    ------
                                                                                        4,857     4,845
  Construction work in progress                                                            99       141
                                                                                       ------    ------
                                                                                        4,956     4,986
  Nuclear fuel, net of amortization                                                       174       202
  Other property, less accumulated depreciation                                            21        41
                                                                                       ------    ------
                                                                                        5,151     5,229
                                                                                       ------    ------

CURRENT ASSETS
  Cash and temporary cash investments                                                      66        77
  Amounts due from customers and others, net                                              146       156
  Amounts due from affiliates                                                               5         5
  Unbilled revenues                                                                        72        99
  Materials and supplies, at average cost                                                  95        93
  Fossil fuel inventory, at average cost                                                   16        20
  Taxes applicable to succeeding years                                                    180       179
  Other                                                                                     4         3
                                                                                       ------    ------
                                                                                          584       632
                                                                                       ------    ------

DEFERRED CHARGES AND OTHER ASSETS
  Amounts due from customers for future federal income taxes                              641       586
  Unamortized loss on reacquired debt                                                      58        60
  Carrying charges and operating expenses                                                 578       519
  Nuclear plant decommissioning trusts                                                     44        30
  Other                                                                                    95       103
                                                                                       ------    ------
                                                                                        1,416     1,298
                                                                                       ------    ------
       Total Assets                                                                    $7,151    $7,159
                                                                                       ------    ------

The accompanying notes are an integral part of this statement.

                    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                                        December 31,
                                                                                      -----------------
                                                                                       1994       1993
                                                                                      ------     ------
                                                                                        (millions of
                                                                                          dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common shares, without par value: 105 million authorized;
     79.6 million outstanding in 1994 and 1993                                        $1,241     $1,241
  Other paid-in-capital                                                                   79         79
  Retained earnings (deficit)                                                           (262)      (280)
                                                                                      ------     ------
     Common stock equity                                                               1,058      1,040
  Preferred stock
     With mandatory redemption provisions                                                246        285
     Without mandatory redemption provisions                                             241        241
  Long-term debt                                                                       2,543      2,793
                                                                                      ------     ------
                                                                                       4,088      4,359
                                                                                      ------     ------
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock                                  282         70
  Current portion of nuclear fuel lease obligations                                       47         63
  Accounts payable                                                                        88        122
  Accounts and notes payable to affiliates                                               118         61
  Accrued taxes                                                                          310        305
  Accrued interest                                                                        62         60
  Other                                                                                   51         52
                                                                                      ------     ------
                                                                                         958        733
                                                                                      ------     ------
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized investment tax credits                                                     192        235
  Accumulated deferred federal income taxes                                            1,234      1,105
  Unamortized gain from Bruce Mansfield Plant sale                                       327        343
  Accumulated deferred rents for Bruce Mansfield Plant                                    84         77
  Nuclear fuel lease obligations                                                         132        151
  Retirement benefits                                                                     59         52
  Other                                                                                   77        104
                                                                                      ------     ------
                                                                                       2,105      2,067
                                                                                      ------     ------
       Total Capitalization and Liabilities                                           $7,151     $7,159
                                                                                      ------     ------

Statement of Preferred Stock
                    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                          Current       December 31,
                                                         1994 Shares     Call Price     -------------
                                                         Outstanding     Per Share      1994     1993
                                                         -----------     ----------     ----     ----
                                                                                        (millions of
                                                                                          dollars)
Without par value, 4,000,000 preferred shares authorized
  Subject to mandatory redemption:
                     $ 7.35  Series C                      140,000       $  101.00      $ 14     $ 15
                      88.00  Series E                       18,000        1,019.13        18       21
                 Adjustable  Series M                      100,000          100.00        10       20
                      9.125  Series N                      410,766          102.03        41       59
                      91.50  Series Q                       75,000           --           75       75
                      88.00  Series R                       50,000           --           50       50
                      90.00  Series S                       75,000           --           74       74
                                                                                        ----     ----
                                                                                         282      314
     Less: Current maturities                                                             36       29
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITH MANDATORY REDEMPTION PROVISIONS                             $246     $285
                                                                                        ----     ----

  Not subject to mandatory redemption:
                     $ 7.40  Series A                      500,000          101.00      $ 50     $ 50
                       7.56  Series B                      450,000          102.26        45       45
                 Adjustable  Series L                      500,000          100.00        49       49
                      42.40  Series T                      200,000           --           97       97
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITHOUT MANDATORY REDEMPTION PROVISIONS                          $241     $241
                                                                                        ----     ----

The accompanying notes are an integral part of this statement.

Notes to the Financial Statements

(1) SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

(A) GENERAL

The Company is an electric utility and a wholly owned subsidiary of Centerior Energy. The Company's financial statements have historically included the accounts of the Company's wholly owned subsidiaries, which in the aggregate were not material. During 1994, the Company transferred its investments in its three wholly owned subsidiaries to Centerior Energy at cost ($26 million) via property dividends.

The Company follows the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the PUCO. Rate-regulated utilities are subject to SFAS 71 which governs accounting for the effects of certain types of rate regulation. Pursuant to SFAS 71, certain incurred costs are deferred for recovery in future rates. See Note 7.

The Company is a member of the Central Area Power Coordination Group (CAPCO). Other members are Toledo Edison, Duquesne Light Company, Ohio Edison Company and its wholly owned subsidiary, Pennsylvania Power Company. The members have constructed and operate generation and transmission facilities for their use.

(B) RELATED PARTY TRANSACTIONS

Operating revenues, operating expenses and interest charges include those amounts for transactions with affiliated companies in the ordinary course of business operations.

The Company's transactions with Toledo Edison are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. See Notes 2 and 3.

The Service Company provides management, financial, administrative, engineering, legal and other services at cost to the Company and other affiliated companies. The Service Company billed the Company $136 million, $167 million and $150 million in 1994, 1993 and 1992, respectively, for such services.

(C) REVENUES

Customers are billed on a monthly cycle basis for their energy consumption based on rate schedules or contracts authorized by the PUCO. An accrual is made at the end of each month to record the estimated amount of unbilled revenues for kilowatt-hours sold in the current month but not billed by the end of that month.

A fuel factor is added to the base rates for electric service. This factor is designed to recover from customers the costs of fuel and most purchased power. It is reviewed and adjusted semiannually in a PUCO proceeding.

(D) FUEL EXPENSE

The cost of fossil fuel is charged to fuel expense based on inventory usage. The cost of nuclear fuel, including an interest component, is charged to fuel expense based on the rate of consumption. Estimated future nuclear fuel disposal costs are being recovered through base rates.

The Company defers the differences between actual fuel costs and estimated fuel costs currently being recovered from customers through the fuel factor. This matches fuel expenses with fuel-related revenues.

Owners of nuclear generating plants are assessed by the federal government for the cost of decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy. The assessments are based upon the amount of enrichment services used in prior years and cannot be imposed for more than 15 years (to 2007). The Company has accrued a liability for its share of the total assessments. These costs have been recorded in a deferred charge account since the PUCO is allowing the Company to recover the assessments through its fuel cost factors.

(E) DEPRECIATION AND AMORTIZATION

The cost of property, plant and equipment is depreciated over their estimated useful lives on a straight-line basis. The annual straight-line depreciation provision for nonnuclear property expressed as a percent of average depreciable utility plant in service was 3.4% in 1994, 1993 and 1992. The annual straight-line depreciation rate for nuclear property is 2.5%.

The Company accrues the estimated costs of decommissioning its three nuclear generating units. The accruals are required to be funded in an external trust. The PUCO requires that the expense and payments to the external trusts be determined on a levelized basis by dividing the unrecovered decommissioning costs in current dollars by the remaining years in the licensing period of each unit. This methodology requires that the net earnings on the trusts be reinvested therein with the intent of allowing net earnings to offset inflation. The PUCO requires that the estimated costs of decommissioning and the funding level be reviewed at least every five years.

In 1994, the Company increased its annual decommissioning expense accruals to $13 million from the $4 million level in 1992. The accruals are reflected in current rates. The increased accruals were derived from recently updated, site-specific studies for each of the units. The revised estimates reflect the DECON method of decommissioning (prompt decontamination), and the locations and cost characteristics specific to the units, and include costs associated with decontamination, dismantlement and site restoration.

The revised estimates for the units in 1993 and 1992 dollars and in dollars at the time of license expiration, assuming a 4% annual inflation rate, are as follows:

                                    License
                                   Expiration                Future
        Generating Unit               Year        Amount     Amount
- -------------------------------    ----------     ------     ------
                                                    (millions of
                                                      dollars)
Davis-Besse                           2017         $178(1)   $ 443
Perry Unit 1                          2026          156(1)     554
Beaver Valley Unit 2                  2027           63(2)     233
                                                  ------     ------
      Total                                        $397      $1,230
                                                  ------     ------

- ---------------
(1) Dollar amounts in 1993 dollars.
(2) Dollar amounts in 1992 dollars.

The updated estimates reflect substantial increases from the prior PUCO-recognized aggregate estimates of $142 million in 1987 and 1986 dollars.

The classification, Accumulated Depreciation and Amortization, in the Balance Sheet at December 31, 1994 includes $53 million of decommissioning costs previously expensed and the earnings on the external trust funding. This amount exceeds the Balance Sheet amount of the external Nuclear Plant Decommissioning Trusts because the reserve began prior to the external trust funding. The trust earnings are recorded as an increase to the trust assets and the related component of the decommissioning reserve (included in Accumulated Depreciation and Amortization).

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including those of the Company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. In response to these questions, the Financial Accounting Standards Board is reviewing the accounting for removal costs, including decommissioning. If such current accounting practices are changed, the annual provision for decommissioning could increase; the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost less amounts ordered by the PUCO to be written off. Construction costs include related payroll taxes, retirement benefits, fringe benefits, management and general overheads and allowance for funds used during construction (AFUDC). AFUDC represents the estimated composite debt and equity cost of funds used to finance construction. This noncash allowance is credited to income. The AFUDC rate was 9.68% in 1994, 9.63% in 1993 and 10.56% in 1992.

Maintenance and repairs for plant and equipment are charged to expense as incurred. The cost of replacing plant and equipment is charged to the utility plant accounts. The cost of property retired plus removal costs, after deducting any salvage value, is charged to the accumulated provision for depreciation.

(G) DEFERRED GAIN FROM
     SALE OF UTILITY PLANT

The sale and leaseback transaction discussed in Note 2 resulted in a net gain for the sale of the Bruce Mansfield Generating Plant (Mansfield Plant). The net gain was deferred and is being amortized over the term of leases. The amortization and the lease expense amounts are reported in the Income Statement as Generation Facilities Rental Expense, Net.

(H) INTEREST CHARGES

Debt Interest reported in the Income Statement does not include interest on obligations for nuclear fuel under construction. That interest is capitalized. See Note 6.

Losses and gains realized upon the reacquisition or redemption of long-term debt are deferred, consistent with the regulatory rate treatment. See Note 7. Such losses and gains are either amortized over the remainder of the original life of the debt issue retired or amortized over the life of the new debt issue when the proceeds of a new issue are used for the debt redemption. The amortizations are included in debt interest expense.

(I) FEDERAL INCOME TAXES

The Company uses the liability method of accounting for income taxes in accordance with SFAS 109. See Note 8. This method requires that deferred taxes be recorded for all temporary differences between the book and tax bases of assets and liabilities. The majority of these temporary differences are attributable to property-related basis differences. Included in these basis differences is the equity component of AFUDC, which will increase future tax expense when it is recovered through rates. Since this component is not recognized for tax purposes, the Company must record a liability for its tax obligation. The PUCO permits recovery of such taxes from customers when they become payable. Therefore, the net amount due from customers through rates has been recorded as a deferred charge and will be recovered over the lives of the related assets. See Note 7.

Investment tax credits are deferred and amortized over the lives of the applicable property as a reduction of depreciation expense. See Note 7 for a discussion of the amortization of certain unrestricted excess deferred taxes and unrestricted investment tax credits under the Rate Stabilization Program.

(2) UTILITY PLANT SALE AND
LEASEBACK TRANSACTIONS
The Company and Toledo Edison are co-lessees of 18.26% (150 megawatts) of Beaver Valley Unit 2 and 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3 of the Mansfield Plant, respectively, all for terms of about 29 1/2 years. These leases are the result of sale and leaseback transactions completed in 1987.

Under these leases, the Company and Toledo Edison are responsible for paying all taxes, insurance premiums, operation and maintenance expenses and all other similar costs for their interests in the units sold and leased back. They may incur additional costs in connection with capital improvements to the units. The Company and Toledo Edison have options to buy the interests back at the end of the leases for the fair market value at that time or renew the leases. Additional lease provisions provide other purchase options along with conditions for mandatory termination of the leases (and possible repurchase of the leasehold interests) for events of default. These events include noncompliance with any of several financial covenants discussed in Note 11(d).

As co-lessee with Toledo Edison, the Company is also obligated for Toledo Edison's lease payments. If Toledo Edison is unable to make its payments under the Beaver Valley Unit 2 and Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of Toledo Edison.

Future minimum lease payments under the operating leases at December 31, 1994 are summarized as follows:

                                         For           For
                                         the         Toledo
                Year                   Company       Edison
- ------------------------------------  ---------     ---------
                                       (millions of dollars)
1995                                   $    63       $   103
1996                                        63           125
1997                                        63           102
1998                                        63           102
1999                                        70           108
Later Years                              1,321         1,918
                                      ---------     ---------
      Total Future Minimum Lease
        Payments                       $ 1,643       $ 2,458
                                      ---------     ---------

Rental expense is accrued on a straight-line basis over the terms of the leases. The amount recorded in 1994, 1993 and 1992 as annual rental expense for the Mansfield Plant leases was $70 million. Amounts charged to expense in excess of the lease payments are classified as Accumulated Deferred Rents in the Balance Sheet.

The Company is buying 150 megawatts of Toledo Edison's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $108 million, $103 million and $108 million in 1994, 1993 and 1992, respectively. We anticipate that this purchase will continue indefinitely. The future minimum lease payments through the year 2017 associated with Beaver Valley Unit 2 aggregate $1.413 billion.

(3) PROPERTY OWNED WITH OTHER UTILITIES AND INVESTORS

The Company owns, as a tenant in common with other utilities and those investors who are owner-participants in various sale and leaseback transactions (Lessors), certain generating units as listed below. Each owner owns an undivided share in the entire unit. Each owner has the right to a percentage of the generating capability of each unit equal to its ownership share. Each utility owner is obligated to pay for only its respective share of the construction costs and operating expenses. Each Lessor has leased its capacity rights to a utility which is obligated to pay for such Lessor's share of the construction costs and operating expenses. The Company's share of the operating expenses of these generating units is included in the Income Statement. The Balance Sheet classification of Property, Plant and Equipment at December 31, 1994 includes the following facilities owned by the Company as a tenant in common with other utilities and Lessors:

                                     In-                                                Plant      Construction
                                   Service     Ownership     Ownership      Power        in          Work in        Accumulated
        Generating Unit             Date         Share       Megawatts      Source     Service       Progress       Depreciation
- -------------------------------    -------     ---------     ---------     --------    -------     ------------     -----------
                                                                                                (millions of dollars)
Seneca Pumped Storage                1970        80.00%         351        Hydro       $   66          $ --            $  22
Eastlake Unit 5                      1972        68.80          411        Coal           156             1               --
Davis-Besse                          1977        51.38          454        Nuclear        664             2              190
Perry Unit 1                         1987        31.11          371        Nuclear      1,774             5              314
Beaver Valley Unit 2 and
  Common Facilities (Note 2)         1987        24.47          201        Nuclear      1,276             2              250
                                                                                       -------          ---            -----
      Total                                                                            $3,936          $ 10            $ 776

Depreciation for Eastlake Unit 5 has been accumulated with all other nonnuclear depreciable property rather than by specific units of depreciable property.

(4) CONSTRUCTION AND CONTINGENCIES

(A) CONSTRUCTION PROGRAM

The estimated cost of the Company's construction program for the 1995-1999 period is $851 million, including AFUDC of $49 million and excluding nuclear fuel.

The Clean Air Act requires, among other things, significant reductions in the emission of sulfur dioxide and nitrogen oxides by fossil-fueled generating units. Our strategy provides for compliance primarily through greater use of low-sulfur coal at some of our units and the use of emission allowances. Total capital expenditures from 1991 through 1994 in connection with Clean Air Act compliance amounted to $34 million. The plan will require additional capital expenditures over the 1995-2004 period of approximately $125 million for nitrogen oxide control equipment and plant modifications. In addition, higher fuel and other operation and maintenance expenses will be incurred. The anticipated rate increase associated with the capital expenditures and higher expenses would be about 1-2% in the late 1990s. The Company may need to install sulfur emission control technology at one of its generating plants after 2005 which could require additional expenditures at that time.

(B) PERRY UNIT 2

Perry Unit 2, including its share of the facilities common with Perry Unit 1, was approximately 50% complete when construction was suspended in 1985 pending consideration of various options. We wrote off our investment in Perry Unit 2 at December 31, 1993 after we determined that it would not be completed or sold. The write-off totaled $351 million ($258 million after taxes) for the Company's 44.85% ownership share of the unit. See Note 14.

(C) HAZARDOUS WASTE DISPOSAL SITES

The Company is aware of its potential involvement in the cleanup of three sites listed on the Superfund List and several other waste sites not on such list. The Company has accrued a liability totaling $8 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations. See Management's Financial Analysis -- Outlook-Hazardous Waste Disposal Sites.

(5) NUCLEAR OPERATIONS AND CONTINGENCIES

(A) OPERATING NUCLEAR UNITS

The Company's three nuclear units may be impacted by activities or events beyond our control. An extended outage of one of our nuclear units for any reason, coupled with any unfavorable rate treatment, could have a material adverse effect on our financial condition and results of operations. See the discussion of these risks in Management's Financial Analysis -- Outlook-Nuclear Operations.

(B) NUCLEAR INSURANCE

The Price-Anderson Act limits the public liability of the owners of a nuclear power plant to the amount provided by private insurance and an industry assessment plan. In the event of a nuclear incident at any unit in the United States resulting in losses in excess of the level of private insurance (currently $200 million), the Company's maximum potential assessment under that plan would be $85 million (plus any inflation adjustment) per incident. The assessment is limited to $11 million per year for each nuclear incident. These assessment limits assume the other CAPCO companies contribute their proportionate share of any assessment.

The utility owners and lessees of Davis-Besse, Perry and Beaver Valley also have insurance coverage for damage to property at these sites (including leased fuel and cleanup costs). Coverage amounted to $2.75 billion for each site as of January 1, 1995. Damage to property could exceed the insurance coverage by a substantial amount. If it does, the Company's share of such excess amount could have a material adverse effect on its financial condition and results of operations. Under these policies, the Company can be assessed a maximum of $12 million during a policy year if the reserves available to the insurer are inadequate to pay claims arising out of an accident at any nuclear facility covered by the insurer.

The Company also has extra expense insurance coverage. It includes the incremental cost of any replacement power purchased (over the costs which would have been incurred had the units been operating) and other incidental expenses after the occurrence of certain types of accidents at our nuclear units. The amounts of the coverage are 100% of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 80% of such estimate per week for the next 104 weeks. The amount and duration of extra expense could substantially exceed the insurance coverage.

(6) NUCLEAR FUEL

Nuclear fuel is financed for the Company and Toledo Edison through leases with a special-purpose corporation. At December 31, 1994, $307 million ($182 million for the Company and $125 million for Toledo Edison) of nuclear fuel was financed ($157 million from intermediate-term notes and $150 million from bank credit arrangements). The intermediate-term notes mature in 1996 and 1997. The Company and Toledo Edison severally lease their respective portions of the nuclear fuel and are obligated to pay for the fuel as it is consumed in a reactor. The lease rates are based on various intermediate-term note rates, bank rates and commercial paper rates.

The amounts financed include nuclear fuel in the Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 reactors with remaining lease payments for the Company of $67 million, $57 million and $14 million, respectively, at December 31, 1994. The nuclear fuel amounts financed and capitalized also included interest charges incurred by the lessors amounting to $7 million in 1994 and $9 million in both 1993 and 1992. The estimated future lease amortization payments based on projected consumption are $57 million in 1995, $52 million in 1996, $46 million in 1997, $43 million in 1998 and $36 million in 1999.

(7) REGULATORY MATTERS

The Company is subject to the provisions of SFAS 71. Regulatory assets represent probable future revenues to the Company associated with certain incurred costs, which it will recover from customers through the ratemaking process. Regulatory assets in the Balance Sheet are as follows:

                                                December 31,
                                               ---------------
                                                1994     1993
                                               ------   ------
                                                (millions of
                                                  dollars)
Amounts due from customers for future federal
  income taxes                                 $  641   $  586
Unamortized loss on reacquired debt                58       60
Pre-phase-in deferrals*                           341      351
Rate Stabilization Program deferrals              237      168
                                               ------   ------
    Total                                      $1,277   $1,165
                                               ------   ------

* Represent deferrals of operating expenses and carrying charges for Perry Unit 1 and Beaver Valley Unit 2 in 1987 and 1988 which are being amortized over the lives of the related property.

As of December 31, 1994, customer rates provide for recovery of all the above regulatory assets, except those related to the Rate Stabilization Program discussed below. The remaining recovery periods for all of the regulatory assets listed above range from 17 to 34 years. We continually assess the effects of competition and the changing industry and regulatory environment on operations and the Company's ability to recover the regulatory assets. In the event that we determine that future revenues would not be provided for recovery of any regulatory asset, such asset would be required to be written off. See Management's Financial Analysis -- Outlook-Regulatory Accounting.

The Company will file a request with the PUCO to restructure rates to increase revenues to be effective in 1996 which will include provision for recovery of the Rate Stabilization Program deferrals. We believe that rates will be set at a level consistent with cost-based regulations and will provide revenues to recover the then-current operating costs, return requirements and amortization of all regulatory assets listed above.

The Rate Stabilization Program that the PUCO approved in October 1992 was designed to encourage economic growth in the Company's service area by freezing the Company's base rates until 1996 and limiting subsequent rate increases to specified annual amounts not to exceed $216 million over the 1996-1998 period.

As part of the Rate Stabilization Program, during the 1992-1995 period the Company is allowed to defer and subsequently recover certain costs not currently recovered in rates and to accelerate amortization of certain benefits. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

The regulatory accounting measures we are eligible to record through December 31, 1995 include the deferral of post-in-service interest carrying charges, depreciation expense and property taxes on assets placed in service after February 29, 1988. The cost deferrals recorded in 1994, 1993 and 1992 pursuant to these provisions were $66 million, $56 million and $52 million, respectively. The regulatory accounting measures also provide for the accelerated amortization of certain unrestricted excess deferred tax and unrestricted investment tax credit balances and interim spent fuel storage accrual balances for Davis-Besse. The total amount of such regulatory benefits recognized pursuant to these provisions was $28 million in both 1994 and 1993 and $7 million in 1992.

The Rate Stabilization Program also authorized the Company to defer and subsequently recover the incremental expenses associated with the adoption of the accounting standard for postretirement benefits other than pensions (SFAS
106). In 1994 and 1993, we deferred $4 million and $60 million, respectively, pursuant to this provision. Amortization and recovery of these deferrals are expected to commence in 1996 and to be completed by no later than 2012. See Note 9(b).

In 1993, upon completing a comprehensive study which led to our current strategic plan, we concluded that projected revenues would not provide for recovery of deferrals recorded pursuant to a phase-in plan approved by the PUCO in 1989. Such deferrals were scheduled to be recovered over the 1994 through 1998 period. The total phase-in deferred operating expenses and carrying charges written off at December 31, 1993 by the Company were $117 million and $519 million, respectively (totaling $433 million after taxes). See Note 14. Additionally, based on our assessment of business conditions, we concluded that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

(8) FEDERAL INCOME TAX

The components of federal income tax expense (credit) recorded in the Income
Statement were as follows:

                                           1994   1993    1992
                                           ----   -----   ----
                                              (millions of
                                                dollars)
Operating Expenses:
  Current                                  $ 53   $  64   $ 47
  Deferred                                   29     (42)    42
                                           ----   -----   ----
    Total Charged to Operating Expenses      82      22     89
                                           ----   -----   ----
Nonoperating Income:
  Current                                   (17)    (20)   (19)
  Deferred                                   21    (250)    24
                                           ----   -----   ----
    Total Expense (Credit) to
      Nonoperating Income                     4    (270)     5
                                           ----   -----   ----
Total Federal Income Tax Expense (Credit)  $ 86   $(248)  $ 94
                                           ----   -----   ----

The deferred federal income tax expense results from the temporary differences that arise from the different years certain expenses are recognized for tax purposes as opposed to financial reporting purposes. Such temporary differences affecting operating expenses relate principally to depreciation and deferred operating expenses whereas those affecting nonoperating income principally relate to deferred carrying charges and the 1993 write-offs.

Federal income tax, computed by multiplying income before taxes by the statutory rate (35% in 1994 and 1993 and 34% in 1992), is reconciled to the amount of federal income tax recorded on the books as follows:

                                           1994   1993    1992
                                           ----   -----   ----
                                              (millions of
                                                dollars)
Book Income (Loss) Before Federal Income
  Tax                                      $271   $(835)  $299
                                           ----   -----   ----
Tax (Credit) on Book Income (Loss) at
  Statutory Rate                           $ 95   $(292)  $102
Increase (Decrease) in Tax:
    Write-off of Perry Unit 2                --      30     --
    Write-off of phase-in deferrals          --      20     --
    Depreciation                              6       6     (3)
    Rate Stabilization Program              (18)    (20)    (5)
    Other items                               3       8     --
                                           ----   -----   ----
Total Federal Income Tax Expense (Credit)  $ 86   $(248)  $ 94
                                           ----   -----   ----

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies. The method of tax allocation reflects the benefits and burdens realized by each company's participation in the consolidated tax return, approximating a separate return result for each company.

For tax reporting purposes, the Perry Unit 2 abandonment was recognized in 1994 and resulted in a $187 million loss with a corresponding $65 million reduction in federal income tax liability. Because of the alternative minimum tax (AMT), $38 million of the $65 million was realized in 1994. The remaining $27 million will not be realized until 1999. Additionally, a repayment of approximately $32 million of previously allowed investment tax credits was recognized in 1994.

In August 1993, the Revenue Reconciliation Act of 1993 was enacted. Retroactive to January 1, 1993, the top marginal corporate income tax rate increased to 35%.
The change in tax rate did not materially impact the results of operations for 1993, but increased Accumulated Deferred Federal Income Taxes for the future tax obligation by approximately $61 million. Since the PUCO has historically permitted recovery of such taxes from customers when they become payable, the deferred charge, Amounts Due from Customers for Future Federal Income Taxes, also was increased by $61 million.
Under SFAS 109, temporary differences and carryforwards resulted in deferred tax assets of $418 million and deferred tax liabilities of $1.652 billion at December 31, 1994 and deferred tax assets of $426 million and deferred tax liabilities of $1.531 billion at December 31, 1993. These are summarized as follows:

                                                December 31,
                                               ---------------
                                                1994     1993
                                               ------   ------
                                                (millions of
                                                  dollars)
Property, plant and equipment                  $1,429   $1,311
Deferred carrying charges and operating           132      127
  expenses
Net operating loss carryforwards                  (88)     (69)
Investment tax credits                           (105)    (128)
Sale and leaseback transactions                  (125)    (126)
Other                                              (9)     (10)
                                               ------   ------
    Net deferred tax liability                 $1,234   $1,105
                                               ------   ------

For tax purposes, net operating loss (NOL) carryforwards of approximately $252 million are available to reduce future taxable income and will expire in 2003 through 2009. The 35% tax effect of the NOLs is $88 million. Additionally, AMT credits of $99 million that may be carried forward indefinitely are available to reduce future regular tax.

(9) RETIREMENT BENEFITS

(A) RETIREMENT INCOME PLAN

Centerior Energy sponsors jointly with its subsidiaries a noncontributing pension plan (Centerior Pension Plan) which covers all employee groups. The amount of retirement benefits generally depends upon the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy is to comply with the Employee Retirement Income Security Act of 1974 guidelines.

In 1993, eligible employees were offered the VTP, an early retirement program. Operating expenses for Centerior Energy and its subsidiaries in 1993 included $205 million of pension plan accruals to cover enhanced VTP benefits and an additional $10 million of pension costs for VTP benefits paid to retirees from corporate funds. The $10 million is not included in the pension data reported in the following table. A credit of $81 million resulting from a settlement of pension obligations through lump sum payments to almost all the VTP retirees partially offset the VTP expenses.

Pension and VTP costs (credits) for Centerior Energy and its subsidiaries for 1992 through 1994 were comprised of the following components:

                                          1994    1993    1992
                                          ----    ----    ----
                                              (millions of
                                                dollars)
Pension Costs (Credits):
  Service cost for benefits earned
    during the
    period                                $ 13    $ 15    $ 15
  Interest cost on projected benefit
    obligation                              26      37      38
  Actual return on plan assets              (2)    (65)    (24)
  Net amortization and deferral            (34)      4     (45)
                                          ----    ----    ----
    Net pension costs (credits)              3      (9)    (16)
VTP cost                                    --     205      --
Settlement gain                             --     (81)     --
                                          ----    ----    ----
    Net costs (credits)                   $  3    $115    $(16)
                                          ----    ----    ----

Pension and VTP costs (credits) for the Company and its pro rata share of the Service Company's costs were $2 million, $62 million and $(16) million for 1994, 1993 and 1992, respectively.

The following table presents a reconciliation of the funded status of the Centerior Pension Plan. The Company's share of the Centerior Pension Plan's total projected benefit obligation approximates 50%.

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Actuarial present value of benefit
  obligations:
  Vested benefits                               $278     $333
  Nonvested benefits                               2       37
                                                ----     ----
    Accumulated benefit obligation               280      370
  Effect of future compensation levels            37       53
                                                ----     ----
    Total projected benefit obligation           317      423
Plan assets at fair market value                 362      386
                                                ----     ----
    Funded status                                 45      (37)
Unrecognized net loss (gain) from variance
  between assumptions and experience             (79)      11
Unrecognized prior service cost                   10       10
Transition asset at January 1, 1987 being
  amortized over 19 years                        (39)     (43)
                                                ----     ----
    Net accrued pension liability               $(63)    $(59)
                                                ----     ----

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994, the settlement (discount) rate and long-term rate of return on plan assets assumptions were 8.5% and 10%, respectively. The long-term rate of annual compensation increase assumption was 3.5% for 1995 and 1996 and 4% thereafter. At December 31, 1993, the settlement rate and long-term rate of return on plan assets assumptions were 7.25% and 8.75%, respectively. The long-term rate of annual compensation increase assumption was 4.25%. At December 31, 1994 and 1993, the Company's net prepaid pension cost included in Deferred Charges and Other

Assets -- Other in the Balance Sheet was $7 million and $9 million, respectively.

Plan assets consist primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate.

(B) OTHER POSTRETIREMENT BENEFITS

Centerior Energy sponsors jointly with its subsidiaries a postretirement benefit plan which provides all employee groups certain health care, death and other postretirement benefits other than pensions. The plan is contributory, with retiree contributions adjusted annually. The plan is not funded. The Company adopted SFAS 106, the accounting standard for postretirement benefits other than pensions, effective January 1, 1993. The standard requires the accrual of the expected costs of such benefits during the employees' years of service. Prior to 1993, the costs of these benefits were expensed as paid, which was consistent with ratemaking practices.

The components of the total postretirement benefit costs for 1994 and 1993 were as follows:

                                                  1994   1993
                                                  ----   ----
                                                   (millions
                                                  of dollars)
Service cost for benefits earned during the
  period                                          $ 1    $ 2
Interest cost on accumulated postretirement
  benefit obligation                               11     10
Amortization of transition obligation at January
  1, 1993 of $104 million over 20 years             5      5
VTP curtailment cost (includes $10 million
  transition obligation adjustment)                --     52
                                                  ----   ----
  Total costs                                     $17    $69
                                                  ----   ----

These amounts included costs for the Company and its pro rata share of the Service Company's costs.

In 1994 and 1993, the Company deferred incremental SFAS 106 expenses (in excess of the amounts paid) of $4 million and $60 million, respectively, pursuant to a provision of the Rate Stabilization Program. See Note 7.

The accumulated postretirement benefit obligation and accrued postretirement benefit cost for the Company and its share of the Service Company's obligation are as follows:

                                                December 31,
                                                -------------
                                                1994    1993
                                                -----   -----
                                                (millions of
                                                  dollars)
Accumulated postretirement benefit obligation
  attributable to:
  Retired participants                          $(124)  $(141)
  Fully eligible active plan participants          (1)     (1)
  Other active plan participants                  (14)    (19)
                                                -----   -----
    Accumulated postretirement benefit
      obligation                                 (139)   (161)
Unrecognized net loss (gain) from variance
  between assumptions and experience              (16)      9
Unamortized transition obligation                  84      89
                                                -----   -----
    Accrued postretirement benefit cost         $ (71)  $ (63)
                                                -----   -----

The Balance Sheet classification of Retirement Benefits at December 31, 1994 and 1993 includes only the Company's accrued postretirement benefit cost of $59 million and $52 million, respectively, and excludes the Service Company's portion since the Service Company's total accrued cost is carried on its books.

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994 and 1993, the settlement rate and the long-term rate of annual compensation increase assumptions were the same as those discussed for pension reporting in Note 9(a). At December 31, 1994, the assumed annual health care cost trend rates (applicable to gross eligible charges) are 8.5% for medical and 8% for dental in 1995. Both rates reduce gradually to a fixed rate of 4.75% by 2003. Elements of the obligation affected by contribution caps are significantly less sensitive to the health care cost trend rate than other elements. If the assumed health care cost trend rates were increased by one percentage point in each future year, the accumulated postretirement benefit obligation as of December 31, 1994 would increase by $3 million and the aggregate of the service and interest cost components of the annual postretirement benefit cost would increase by $0.3 million.

(10) GUARANTEES

The Company has guaranteed certain loan and lease obligations of two coal suppliers under two long-term coal supply contracts. At December 31, 1994, the principal amount of the loan and lease obligations guaranteed by the Company under both contracts was $50 million. In addition, the Company may be responsible for mine closing costs when one of the contracts is terminated. At December 31, 1994, the unfunded costs of closing this mine as estimated by the supplier were $54 million.

The prices under both contracts which include certain minimum payments are sufficient to satisfy the loan and lease obligations and mine closing costs over the lives of the contracts. If either contract is terminated early for any reason, the Company would attempt to reduce the termination charges and would ask the PUCO to allow recovery of such charges from customers through the fuel factor.

(11) CAPITALIZATION

(A) CAPITAL STOCK TRANSACTIONS

Preferred stock shares sold and retired during the three years ended December
31, 1994 are listed in the following table.


                                       1994     1993      1992
                                       ----     -----     -----
                                        (thousands of shares)
Subject to Mandatory Redemption:
  Sales
    $90.00 Series S                      --        --        75
  Retirements
    $ 7.35 Series C                     (10)      (10)      (10)
     88.00 Series E                      (3)       (3)       (3)
    Adjustable Series M                (100)     (100)     (100)
      9.125 Series N                   (189)     (150)       --
Not Subject to Mandatory Redemption:
  Sales
    $42.40 Series T                      --       200        --
  Retirements
    Remarketed Series P                  --        --        (1)
                                       ----     -----     -----
      Net (Decrease)                   (302)      (63)      (39)
                                       ----     -----     -----

(B) EQUITY DISTRIBUTION RESTRICTIONS

Federal law prohibits the Company from paying dividends out of capital accounts. However, the Company may pay preferred and common stock dividends out of appropriated retained earnings and current earnings. At December 31, 1994, the Company had $144 million of appropriated retained earnings for the payment of preferred and common stock dividends.

(C) PREFERRED AND PREFERENCE STOCK

Amounts to be paid for preferred stock which must be redeemed during the next five years are $36 million in 1995, $30 million in both 1996 and 1997, $15 million in 1998 and $33 million in 1999.

The annual preferred stock mandatory redemption provisions are as follows:


                                   Shares                Price
                                   To Be     Beginning    Per
                                  Redeemed      in       Share
                                  --------   ---------   ------
$ 7.35 Series C                    10,000       1984     $  100
 88.00 Series E                     3,000       1981      1,000
Adjustable Series M               100,000       1991        100
 9.125 Series N                   150,000       1993        100
 91.50 Series Q                    10,714       1995      1,000
 88.00 Series R                    50,000       2001*     1,000
 90.00 Series S                    18,750       1999      1,000

* All outstanding shares to be redeemed on December 1, 2001.

In 1993, the Company issued $100 million principal amount of Serial Preferred Stock, $42.40 Series T. The Series T stock was deposited with an agent which issued Depositary Receipts, each representing 1/20 of a share of the Series T stock.

The annualized preferred dividend requirement at December 31, 1994 was $44 million.

The preferred dividend rates on the Company's Series L and M fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.17% and 7.01%, respectively, in 1994.

Preference stock authorized for the Company is 3,000,000 shares without par value. No preference shares are currently outstanding.

With respect to dividend and liquidation rights, the Company's preferred stock is prior to its preference stock and common stock, and its preference stock is prior to its common stock.





(D) LONG-TERM DEBT AND OTHER
    BORROWING ARRANGEMENTS

Long-term debt, less current maturities, was as follows:


                                     Actual
                                   or Average
                                    Interest
                                    Rate at       December 31,
                                  December 31,   ---------------
        Year of Maturity              1994        1994     1993
- --------------------------------  ------------   ------   ------
                                                  (millions of
                                                    dollars)
First mortgage bonds:
  1996-1999                           13.75%     $   17   $   21
  1996-1999                            7.00           3        4
  1997-1999                           10.88          18       18
  1999                                 6.20           2        2
  2000-2004                            7.92         396      400
  2005-2009                            8.33         202      202
  2010-2014                            8.50         365      365
  2015-2019                            8.00         459      459
  2020-2023                            8.75         518      518
                                                 ------   ------
                                                  1,980    1,989
Secured medium term notes due
  1996-2021                            8.68         516      713
Term bank loans due 1996               8.50           2       45
Pollution control notes due
  1996-2012                            6.82          52       53
Other -- net                             --          (7)      (7)
                                                 ------   ------
    Total Long-Term Debt                         $2,543   $2,793
                                                 ------   ------

Long-term debt matures during the next five years as follows: $246 million in 1995, $151 million in 1996, $55 million in 1997, $78 million in 1998 and $159 million in 1999.

The Company issued $125 million aggregate principal amount of secured medium-term notes in 1992 and 1993. The notes are secured by first mortgage bonds.

The Company's mortgage constitutes a direct first lien on substantially all property owned and franchises held by the Company. Excluded from the lien, among other things, are cash, securities, accounts receivable, fuel and supplies.

An unsecured loan agreement of the Company contains covenants relating to capitalization ratios, fixed charge coverage ratios and limitations on secured financing other than through first mortgage bonds or certain other transactions. Two reimbursement agreements relating to separate letters of credit issued in connection with the sale and leaseback of Beaver Valley Unit 2 contain several financial covenants affecting the Company, Toledo Edison and Centerior Energy. Among these are covenants relating to fixed charge coverage ratios and capitalization ratios. The write-offs recorded at December 31, 1993 caused the Company, Toledo Edison and Centerior Energy to violate certain covenants contained in the loan agreement and the two reimbursement agreements. The affected creditors waived those violations in exchange for a subordinate mortgage security interest on the properties of the Company and Toledo Edison. The Company provided the same security interest to certain other creditors because their agreements require equal treatment. At December 31, 1994, the Company provided subordinate mortgage collateral for $45 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit are joint and several obligations of the Company and Toledo Edison and the revolving credit facility is an obligation of Centerior Energy that is jointly and severally guaranteed by the Company and Toledo Edison.

(12) SHORT-TERM BORROWING ARRANGEMENTS

Centerior Energy has a $205 million revolving credit facility through May 1996. Centerior Energy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and Toledo Edison. Centerior Energy plans to transfer any of its borrowed funds to the Company and Toledo Edison. The facility agreement as amended provides the participating banks with a subordinate mortgage security interest on the properties of the Company and Toledo Edison. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1994. The facility agreement contains covenants relating to capitalization and fixed charge coverage ratios for the Company, Toledo Edison and Centerior Energy.

Short-term borrowing capacity authorized by the PUCO annually is $300 million for the Company. The Company and Toledo Edison are authorized by the PUCO to borrow from each other on a short-term basis. At December 31, 1994, the Company had total short-term borrowings of $58 million from its affiliates with a weighted average interest rate of 6.14%.

(13) FINANCIAL INSTRUMENTS

Except for the Nuclear Plant Decommissioning Trusts at December 31 1994, as discussed below, the estimated fair values at December 31, 1994 and 1993 of financial instruments that do not approximate their carrying amounts in the Balance Sheet are as follows:

                                           December 31,
                                ----------------------------------
                                      1994              1993
                                ----------------  ----------------
                                Carrying   Fair   Carrying   Fair
                                 Amount   Value    Amount   Value
                                --------  ------  --------  ------
                                      (millions of dollars)
Assets:
  Nuclear Plant Decommissioning
    Trusts                       $   44   $   44   $   30   $   32
Capitalization and Liabilities:
  Preferred Stock, with
    Mandatory Redemption
    Provisions (including
    current portion)                282      245      314      307
  Long-Term Debt (including
    current portion)              2,795    2,503    2,841    2,946

The Nuclear Plant Decommissioning Trusts at December 31, 1994 included $25 million of federal governmental securities and $17 million of municipal securities. The securities had the following maturities: $11 million due within one year; $8 million due in one to five years; $10 million due in six to 10 years; and $13 million due after 10 years. The fair value of these trusts is estimated based on the quoted market prices for the investment securities. As a result of adopting the new accounting standard for certain investments in debt and equity securities, SFAS 115, in 1994, the carrying amount of these trusts is equal to the fair value. The fair value of the Company's preferred stock, with mandatory redemption provisions, and long-term debt is estimated based on the quoted market prices for the respective or similar issues or on the basis of the discounted value of future cash flows. The discounted value used current dividend or interest rates (or other appropriate rates) for similar issues and loans with the same remaining maturities.

The estimated fair values of all other financial instruments approximate their carrying amounts in the Balance Sheet at December 31, 1994 and 1993 because of their short-term nature.

(14) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1994.

                                        Quarters Ended
                           ----------------------------------------
                           March 31,  June 30,  Sept. 30,  Dec. 31,
                           ---------  --------  ---------  --------
                                    (millions of dollars)
1994
  Operating Revenues         $ 408      $415      $ 474     $  401
  Operating Income              86        91        132         88
  Net Income                    33        38         79         35
  Earnings Available for
    Common Stock                21        27         68         24
1993
  Operating Revenues         $ 421      $417      $ 507     $  406
  Operating Income (Loss)       82        85         89        (32)
  Net Income (Loss)             33        30         39       (689)
  Earnings (Loss)
    Available for Common
    Stock                       23        19         27       (701)

Earnings for the quarter ended September 30, 1993 were decreased by $46 million as a result of the recording of $71 million of VTP pension-related benefits.

Earnings for the quarter ended December 31, 1993 were decreased as a result of year-end adjustments for the $351 million write-off of Perry Unit 2 (see Note 4(b)), the $636 million write-off of the phase-in deferrals (see Note 7) and $38 million of other charges. These adjustments decreased quarterly earnings by $716 million.

(15) PENDING MERGER OF TOLEDO EDISON INTO THE COMPANY

In March 1994, Centerior Energy announced a plan to merge Toledo Edison into the Company. Since the Company and Toledo Edison affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. Various aspects of the merger are subject to the approval of the FERC and other regulatory authorities. The PUCO and the Pennsylvania Public Utility Commission have approved the merger. In addition, the merger must be approved by share owners of Toledo Edison's preferred stock. Share owners of the Company's preferred stock must approve the authorization of additional shares of preferred stock. When the merger becomes effective, share owners of Toledo Edison's preferred stock will exchange their shares for preferred stock shares of the Company having substantially the same terms. Debt holders of the merging companies will become debt holders of the Company. The merging companies plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995.

For the merging companies, the combined pro forma operating revenues were $2.422 billion, $2.475 billion and $2.439 billion and the combined pro forma net income
(loss) was $268 million, $(876) million and $276 million for the years 1994, 1993 and 1992, respectively. The pro forma data is based on accounting for the merger on a method similar to a pooling of interests. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and Toledo Edison.

Report of Independent
Public Accountants

To the Share Owners and
Board of Directors of
The Cleveland Electric Illuminating Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of preferred stock of The Cleveland Electric Illuminating Company (a wholly owned subsidiary of Centerior Energy Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed further in Note 9, a change was made in the method of accounting for postretirement benefits other than pensions in 1993.

Arthur Andersen LLP

Cleveland, Ohio
February 17, 1995

Financial and Statistical Review

                 OPERATING REVENUES (millions of dollars)
                                                                                                                             Total
                                                                          Total                    Total        Steam      Operating
     Year         Residential     Commercial     Industrial     Other     Retail    Wholesale     Electric     Heating     Revenues
- ------------------------------------------------------------------------------------------------------------------------------------
1994                 $ 531            541            508          98      1 678         20          1 698         --        $ 1 698
1993                   539            536            510          98      1 683         68          1 751         --          1 751
1992                   517            531            530         101      1 679         64          1 743         --          1 743
1991                   547            540            547         117      1 751         75          1 826         --          1 826
1990                   495            494            544         123      1 656         35          1 691         --          1 691
1984                   376            339            441          44      1 200          6          1 206         15          1 221
- ------------------------------------------------------------------------------------------------------------------------------------



                 OPERATING EXPENSES (millions of dollars)

                                   Other         Generation                                      Deferred
                   Fuel &        Operation       Facilities      Depreciation       Taxes,       Operating     Federal      Total
                  Purchased          &             Rental             &           Other Than     Expenses,     Income     Operating
     Year           Power       Maintenance     Expense, Net     Amortization        FIT            Net        Taxes      Expenses
- ------------------------------------------------------------------------------------------------------------------------------------
1994                $ 391            394              56              195             218           (34)          82       $ 1 302
1993                  423            598(a)           56              182             221            27(b)        22         1 529
1992                  434            410              55              179             226           (35)          89         1 358
1991                  455            414              56              171(c)          216            (7)         106         1 411
1990                  412            460              54              170             197           (24)          75         1 344
1984                  319            281              --               95             132            --          131           958
- ------------------------------------------------------------------------------------------------------------------------------------



                 INCOME (LOSS) (millions of dollars)
                                                                        Federal        Income
                                             Other        Deferred       Income        (Loss)
                                            Income &      Carrying      Taxes--        Before
                  Operating     AFUDC--    Deductions,    Charges,       Credit       Interest
     Year          Income       Equity        Net           Net        (Expense)      Charges
- ----------------------------------------------------------------------------------------------
1994                $ 396           4            6            25            (4)        $  427
1993                  222           4         (356)(d)      (487)(b)       270           (347)
1992                  385           1            8            59            (5)           448
1991                  415           8            6            88           (24)           493
1990                  347           5            1           162           (20)           495
1984                  263         130            3            --            35            431
- ----------------------------------------------------------------------------------------------



                 INCOME (LOSS) (millions of dollars)
                                                     Preferred       Earnings
                                                         &            (Loss)
                                           Net       Preference    Available for
                    Debt       AFUDC--    Income       Stock          Common
     Year         Interest      Debt      (Loss)     Dividends         Stock
- --------------------------------------------------------------------------------
1994                $247          (5)       185          45            $ 140
1993                 244          (4)      (587)         45             (632)
1992                 243          --        205          41              164
1991                 251          (4)       246          36              210
1990                 255          (3)       243          37              206
1984                 181         (41)       291          43              248
- --------------------------------------------------------------------------------

(a) Includes early retirement program expenses and other charges of $165 million in 1993.

(b) Includes write-off of phase-in deferrals of $636 million in 1993, consisting of $117 million of deferred operating expenses and $519 million of deferred carrying charges.

(c) In 1991, a change in accounting for nuclear plant depreciation was adopted, changing from the units-of-production method to the straight-line method at a 2.5% rate.

                    The Cleveland Electric Illuminating Company and Subsidiaries


           ELECTRIC SALES (millions of KWH)                                         ELECTRIC CUSTOMERS (year end)


                                                                                                               Industrial
  Year   Residential   Commercial   Industrial   Wholesale    Other     Total      Residential   Commercial    & Other      Total
- ------------------------------------------------------------------------------     ----------------------------------------------
1994        4 924         5 770       7 970         1 073      575      20 312      668 346       71 609       7 401       747 35
1993        4 934         5 634       7 911         2 290      532      21 301      669 118       70 442       8 149       747 70
1992        4 725         5 467       7 988         1 989      533      20 702      669 800       70 943       8 375       749 11
1991        4 940         5 493       8 017         2 442      565      21 457      667 495       70 405       8 398       746 29
1990        4 716         5 234       8 551         1 607      463      20 571      665 000       68 700       8 351       742 05
1984        4 446         4 396       7 997           142      431      17 412      644 904       61 934       7 930       714 76
- ---------------------------------------------------------------------------------------------------------------------------------

                          RESIDENTIAL USAGE
                        Average     Average
           Average       Price      Revenue
           KWH Per        Per          Per
  Year     Customer       KWH       Customer
- -------------------------------------------
1994         7 370       10.79(c)   $795.11
1993         7 373       10.93       805.68
1992         7 071       10.94       773.77
1991         7 170       11.08       797.25
1990         6 867       10.53       723.15
1984         6 646        8.48       563.60
- -------------------------------------------



           LOAD (MW & %)                               ENERGY (millions of KWH)                                 FUEL

            Net                                              Company Generated                                          Efficiency-
          Seasonal     Peak    Capacity      Load     ------------------------------     Purchased             Fuel Cost  BTU Per
 Year    Capability    Load     Margin      Factor     Fossil     Nuclear     Total        Power      Total     Per KWH     KWH
- --------------------------------------------------   -------------------------------------------------------   ------------------
                                                                                                                           <
1994        4 497      3 740     16.8%       62.4%     12 986      6 405      19 391       2 022      21 413       1.35(c)  10 538
1993        4 497      3 862     14.1        59.9      15 557      5 644      21 201       1 454      22 655       1.37     10 339
1992        4 701      3 605     23.3        63.0      12 715      7 521      20 236       1 649      21 885       1.47     10 456
1991        4 701      3 886     17.3        61.8      13 193      7 451      20 644       2 144      22 788       1.49     10 503
1990        4 686      3 778     19.4        63.3      15 579      5 262      20 841         964      21 805       1.52     10 417
1984        3 696      3 371      8.8        64.5      14 749      2 212      16 961       1 770      18 731       1.70     10 416
- -----------------------------------------------------------------------------------------------------------------------------------




               INVESTMENT (millions of dollars)

                                                        Construction
               Utility                                    Work In                       Total
               Plant       Accumulated                    Progress       Nuclear      Property,      Utility
                 In       Depreciation &      Net         & Perry        Fuel and     Plant and       Plant       Total
    Year       Service     Amortization      Plant         Unit 2         Other       Equipment     Additions     Assets
- -----------------------------------------------------------------------------------------------     ---------     -------
1994           $6 871          2 014          4 857            99           195        $ 5 151        $ 156       $7 151
1993            6 734          1 889          4 845           141           243          5 229          175        7 159
1992            6 602          1 728          4 874           501           261          5 636          156        8 123
1991            6 196          1 565          4 631           545           305          5 481          150        7 942
1990            6 032          1 398          4 634           572           344          5 550          165        7 821
1984            2 909            799          2 110         2 114           289(e)       4 513          582        5 120
- ------------------------------------------------------------------------------------------------------------------------

















               CAPITALIZATION (millions of dollars & %)

                                       Preferred &
                                        Preference         Preferred
                                       Stock, with       Stock, without
                                        Mandatory          Mandatory
                   Common Stock         Redemption         Redemption
    Year              Equity            Provisions         Provisions        Long-Term Debt      Total
- -------------------------------------------------------------------------------------------------------
1994             $1 058        26%     246         6%     241         6%     2 543        62%    $4 088
1993              1 040        24      285         7      241         5      2 793        64      4 359
1992              1 865        39      314         6      144         3      2 515        52      4 838
1991              1 898        38      268         5      217         4      2 683        53      5 066
1990              1 884        38      171         3      217         4      2 632        55      4 904
1984              1 593        41      293         7      144         4      1 884        48      3 914
- -------------------------------------------------------------------------------------------------------

(d) Includes write-off of Perry Unit 2 of $351 million in 1993.

(e) Restated for effects of capitalization of nuclear fuel lease and financing arrangements pursuant to Statement of Financial Accounting Standards 71.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM

 14   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     *Printing............................................................    $ 20,000.00
     *Rating Agencies' Fees...............................................     127,500.00
     *Accountants' Fee....................................................      15,000.00
     *Registrar's and Trustee's Fees......................................       7,000.00
      Securities and Exchange Commission Registration Fee.................     103,449.00
      NASD Filing Fee.....................................................      30,500.00
     *Title Search........................................................       5,000.00
     *Blue Sky Fees and Expenses..........................................       6,000.00
     *Miscellaneous.......................................................       2,551.00
                                                                              -----------
               TOTAL......................................................    $317,000.00
     *Estimated



 16   EXHIBITS



      See Exhibit Index and exhibit following.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT FILE NO. 33-58293 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDEPENDENCE, STATE OF OHIO, ON THE 9TH DAY OF MAY, 1995.


                                     THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                                                 Registrant

                                                  By  JANIS T. PERCIO, Secretary


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT FILE NO. 33-58293 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


                  SIGNATURE                         TITLE                          DATE
     -----------------------------------------------------------------    -----------------------
      (i)  Principal executive officer:
     *ROBERT J. FARLING                 Chairman of the Board and
                                          Chief Executive Officer

      (ii) Principal financial officer:
     *GARY R. LEIDICH                   Vice President & Chief
                                          Financial Officer


                                                                     May 9, 1995

      (iii) Principal accounting
       officer:
     *E. LYLE PEPIN                     Controller

      (iv) Directors:
     *ROBERT J. FARLING                 Director
     *MURRAY R. EDELMAN                 Director
     *FRED J. LANGE, JR.                Director
     *By  JANIS T. PERCIO
       Janis T. Percio, Attorney-in-fact

                                EXHIBIT INDEX

                           Exhibits Filed Herewith

The following exhibit is filed herewith and made a part hereof:


EXHIBIT NUMBER                          DESCRIPTION
- --------------          --------------------------------------------
     1(a)               Form of Underwriting Agreement.

